New Colombia Resources, INC.
251 174th Street # 816
SUNNY ISLES BEACH, FL 33160
1-410-236-8200
www.newcolombiaresources.com

July 21, 2015

Via EDGAR Correspondence

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, DC

Re: New Colombia Resources, Inc.

Form 10

Filed June 17, 2015

File No. 000-55454

Dear Mr. Reynolds:

I am replying to your comment letter dated July 8, 2015 in reference to File No. 000-55454.  I’m including your comments with my highlighted responses.  Any missing information will be provided within 60 days of the filed Form 10.

New Colombia Resources is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and New Colombia Resources may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

2. We note your disclosure that you are developing coal, rock mining, medical cannabis and hemp operations in Colombia in note 1 on page F-7. On page 14 you disclose a 50% ownership interest in Sannabis SAS, a company that appears to be in the medical cannabis industry. Please revise your registration statement to clearly describe your business plans in the cannabis industry and the risk to the company from engaging in the business, including possible law enforcement consequences under applicable laws.

Sannabis SAS manufactures medical products derived from cannabis oil in Colombia on the TOEZ Indian Reservation in the Department of Norte del Cauca.  They are commercialized within Colombia under the concept of INVIMA (National Institute of Vigilance of Food and Drugs) favorable sentences C-176 of 1994 and C-882 of 2011of the Constitutional Court Resolution 010 of 2013.  Currently medical marijuana products are unregulated in Colombia; a bill was introduced in 2014 to regulate marijuana as a medicine.  Sannabis SAS has advised Colombia’s Department of Justice and other governmental agency of its activities. Sannabis is creating protocols in this nascent industry, however, could be subject to adverse conditions of future legislation. Sannabis maintains itself at the forefront of legal matters pertaining to medical cannabis in Colombia.

3. Under “Business Overview” you refer to renewable resource projects. The “Corporate History” section discloses several technology related activities and letters of intent. On page eight, you refer to telecommunications and staffing operations and NEWC’s acquisition strategy. Please revise the disclosure to describe these business activities according to Item 101 of Regulation S-K. If you have discontinued these operations or believe they are immaterial, please provide clarifying disclosures.

The Company is no longer pursuing businesses other than coal and rock mining and their medical cannabis and industrial hemp initiatives.

Business Overview, page 3

4. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide

EL KORAN
Puerto Salgar
Intercambiador El Koran
Victoria
Puerto Salgar
Rio Negro
CALDAS
La Dorada
Caparrapí
Caparrapí
Rio Magdalena
La Palma
TUNEL 3 (2 Túneles)
Longitud 370 m c/u
Pendiente 3.0 %
PR. Ini 55+718 - Pr. Fin 56+093
Intercambiador Dindal
Dindal
CUNDINAMARCA
La Peña
RUTA DEL SOL
FASE I
Útica
Honda
Guaduero
Honda
TOLIMA
Guaduas
CORREDOR BASE
Título Minero
JJF15481
TUNEL 1 (2 Túneles)
Longitud 2180 m c/u
Pendiente 1.5 %
PR. Ini 12+440 - Pr. Fin 14+620
VIA ACTUAL
Intercambiador San Miguel
Variante Guaduas
Intercambiador
Guaduas Occidental
Guaduas
Armero
TUNEL 2 (2 Túneles)
Longitud 960 m c/u
Pendiente 2.5 %
PR. Ini 15+200 - Pr. Fin 16+160
Villeta
Villeta
Intercambiador Villeta
Chaguaní
Sasaima

5. We note your disclosure of probable coal reserves. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

The attached mine assessment can be found on our corporate website at http://www.newcolombiaresources.com/assesment.php

•

Acreage breakdown by owned, leased or other.

•

Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

•

Drill-hole maps showing drill intercepts.

•

Justifications for the drill hole spacing used at various classification levels.

•

General cross-sections that indicate the relationship between coal seams, geology, and topography.

•

A detailed description of your procedures for estimating reserves and the specific criteria used to estimate reserves.

•

An indication of how many years are left in your longest-term mining plan for each reserve block.

•

Site specific economic justification for the criteria you used to estimate reserves.

•

Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

•

Third party reviews of your reserves that were developed within the last three years.

•

Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

6. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

* The nature of your ownership or interest in the property.

The Company purchased Concession Contract # ILE-09551 from Erasmo Almanza in February 2011.

* A description of all interests in your properties, including the terms of all underlying agreements and royalties.

The Company has a royalty agreement with Company President and Chairman Juan “John” Campo.  For good and valuable consideration of $ 50,000, paid to New Colombia Resources by Juan Campo, President/Chairman of New Colombia Resources Inc., on July 25, 2014.   Juan Campo accepts a guaranteed Royalty payment of $1.50 (One Dollar and Fifty Cents US) per cubic meter of gravel and/or coal mined at New Colombia’s property in Colombia, South America for a period of Sixty months beginning the first month of gravel and/or coal production.  Juan Campo further agrees to accept $5.00 (Five US Dollars) per ton of coke produced on concession contract # ILE-09551 for a period of Sixty months.

Ararat, LLC held a debt with a future value of $660,000.00 (Six Hundred Sixty Thousand Dollars US).   The debt is listed as a make whole liability in the amount of on the Company’s latest audited financial statements.  Ararat, LLC agreed to cancel said debt with a future value of $660,000.00 (Six Hundred Sixty Thousand Dollars US) and its right to convert its debt on or before November 15, 2014 at a 90% discount.  Ararat, LLC accepted a guaranteed Royalty payment of $1.50 (One Dollar and Fifty Cents US) per cm of gravel and/or coal mined at New Colombia’s property in Colombia, South America for a period of Twenty-Four months beginning the first month of gravel and/or coal production.  Ararat, LLC further agrees to accept $1.00 per cubic meter of gravel and coal for a period of Sixty months after the 24-month period has ended and payments have been made in accordance with the 24-month period stated above.  In addition the anticipated future royalty payments, the Company makes payments to Ararat LLC when able. If royalty payments are not received by Ararat, LLC on or before November 15, 2015, Ararat, LLC shall have the right to convert its Preferred B shares.

* An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

Mineral rights are acquired in Colombia by filing a solicitation with the Agencia Nacional de Mineria (ANM) formerly INGEOMINAS.  The concession is granted based on facts about the property submitted by the applicant and known to the mining agency.  Concession contracts are granted for a 30 year period and may be extended.

* An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

The Company’s mineral rights are a Concession Contract # ILE-09551.

* Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

The name of the property is La Tabaquera, its Concession Contract # is ILE- 09551 granted for the exploration and exploitation of carbon minerals and other grantable minerals on August 12, 2009 for 30 years.

* The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

Taxes of approximately US$ 400 per year must be paid.  The concessionaire must also bond the mining concession.  The company is current on both its taxes and insurance policy.  The premium for the insurance policy is approximately US$ 200 per year.  The next tax payment and insurance renewal is in October of 2015.  The concessionaire must also provide a Work Programme, Plan de Trabajo y Obra (PTO), to the ANM.  The Company submitted its PTO in December 2012; it was approved by the ANM on December 23, 2013.  In order for the PTO to become effective, the concessionaire must submit an environmental impact study to the local environmental agency.  The Company submitted an environmental impact study to the local environmental agency, Regional Autonomous Body (CAR) of Guaduas, Cundinamarca in June 2014.  The CAR realized a site visit accompanied by Company officials in September 2014.  On January 19, 2015, the Company received a technical evaluation from the CAR requesting additional information, which has been submitted.  The Company now awaits issuance of an environmental license to effectuate its approved Work Programme.

* The area of your claims, either in hectares or in acres.

Concession Contract # ILE-09551 is for 57.7 hectares.

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For each material property include the following information:

AGAIN -FORWARD THE MINING PACKAGE YOU SAID YOU HAD, TRY TO MAKE SURE ALL THE QUESTIONS IN THIS ITEM 5 ARE ADDRESSED

The attached mine assessment can be found on our corporate website at http://www.newcolombiaresources.com/assesment.php

* The location and means of access to your property, including the modes of transportation utilized to and from the property.

The property is accessed 11 km from the Puente La Peluca on National Highway I-50 from Villeta to Honda.  The Puente La Peluca is about 100 KM from the capital city of Bogota.

* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

* A description of any work completed on the property and its present condition.

The Company has completed a drill program on the property that has yet to be implemented.  The Company has completed a mine assessment for possible reserves, an approved Work Programme, and an environmental impact study.  The property is currently a green field with fruit trees and cattle.

* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

The Company is making payments for a rock crushing plant that was recently overhauled.

* A description of equipment, infrastructure, and other facilities.

The Company entered into a purchase agreement for a rock crushing plant with a capacity to process 1000 m3/day of material. The Company subsidiary, Compañía Minera San Jose Ltda., purchased a farm to begin rock mining operations.  The Company has dug out roads and made other improvements to the property.  The haul road leading to the property is shared by major oil company, EcoPetrol, which maintains a pipeline next to their property.  EcoPetrol is replacing this pipeline and is making major improvements to the haul road from National Highway I-50.

* The current state of exploration of the property.

The Company is continually clearing brush while looking for more outcrops.

* The total costs incurred to date and all planned future costs.

The total costs incurred to date are approximately US$ 500,000.  Projected future costs are approximately $ 200,000 to begin rock mining operations.

* The source of power and water that can be utilized at the property.

The Company will have a commercial account with the local power company to run their rock plant.  The farm has an existing water concession from the CAR, we applied for new water concession in our name earlier this year, and we expect an approval soon.  In the event more water is needed we can drill a well.

* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

The Company property is without proven reserves and its proposed program is exploratory in nature.

8. Please provide an overview of the exploration and mining permit requirements for companies operating in Colombia. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in Colombia.

The concessionaire submits an application to the National Mining Agency (ANM) for a concession contract; the application is given a reference number.  Once approved by the ANM, it is granted a concession contract number for exploration and exploitation for 30 years.  The concessionaire is responsible to submit a Work Program to the ANM and an environmental impact study to the local environmental authority of it mining concession.  The concessionaire is responsible for minimal taxes and bonding based on the size of the concession during exploration.  The application process for a concession contract may take years. Colombia announced plans to expedite environmental permit approvals, a move that would speed up infrastructure, mining and oil projects across the country.  President Juan Manuel Santos said oral presentations will replace all requests submitted in writing. In addition, environmental authorities will only be given a single opportunity to request information during the permit approval process.  "These changes will reduce to five months the time it takes to reach a decision concerning projects," Santos said in a statement.

The concessionaire must also provide a Work Programme, Plan de Trabajo y Obra (PTO), to the ANM.  The Company submitted its PTO in December 2012, it was approved by the ANM on December 23, 2013.  In order for the PTO to become effective, the concessionaire must submit an environmental impact study to the local environmental agency.  The Company submitted an environmental impact study to the local environmental agency, Regional Autonomous Body (CAR) of Guaduas, Cundinamarca in June 2014.  The CAR realized a site visit accompanied by Company officials in September 2014.  On January 19, 2015, the Company received a technical evaluation from the CAR requesting additional information, which has been submitted. The Company now awaits issuance of an environmental license to effectuate its approved Work Programme

9. Please update the coal industry information to the most recent practicable date.

The world currently consumes approximately 4 billion tons of coal per year. Coal is used by a variety of sectors, including power generation, iron and steel production, cement manufacturing, and as a liquid fuel. Coal used in power generation is commonly referred to as steam or thermal coal and product used in metallurgical production is called coking coal.  Coal is also used in aluminum refineries, paper manufacturing, and the chemical and pharmaceutical industries. Refined coal tar is used to manufacture chemicals, and ammonia gas recovered from coking coal ovens is used to manufacture agricultural fertilizers, nitric acid and ammonia salts. Coal is also an essential ingredient in the production of specialist products like activated carbon used in water, air, and kidney dialysis filtration systems, carbon fiber, and silicon metals used to make lubricants, water repellents, resins, cosmetics, hair shampoos, and toothpaste.

10. You refer to your coal as “high quality”. Please explain why your coal is high quality and contrast your coal to other domestic coals in terms of quality and pricing.

Our coal is low ash metallurgical coal used to make steel and specialty alloy metals such as Silicon used to make Lithium Ion batteries and solar panels.  In addition to low ash, < 3%, our coal has high carbon content, > 72%, and a high BTU, > 15,000 Btu/lb.   Metallurgical coals are being marketed at $ 100/tonne.  Thermal coals with lower carbon content, higher ash, and lower Btu are marketed for $ 54/tonne.

11. Please disclose the anticipated time frame for the commencement of coal production and the anticipated time frame for mining the amounts disclosed at the bottom of page three. Please disclose material requirements or conditions that must be met before you may commence coal production.

To the best of my knowledge, we expect to begin coal production in 2016.  We must first receive our environmental license and raise the capital necessary to begin coal production.

12. Please clarify the production capacity of the rock crushing plant purchased in 2014.

Please disclose the anticipated time frame for the production of aggregates, disclosing material requirements or conditions that must be met before you may commence production.

The production capacity of the rock crushing plant is 100 m3/hour.  To best of my knowledge, we expect to begin processing aggregates in 2015.  We must first receive our environmental license for coal and other grantable minerals and obtain financing to complete electrical installations and set up the crushing plant.

13. We note that you have disclosed a significant increase of operating expenses on page 13 primarily due to increases in royalty expenses and general and administrative expenses. Please revise this section to include a discussion of the specific circumstances that led to the increase in operating expenses. See Item 303(a)(3) of Regulation S-K.

THERE HAS BEEN AN INCREASE IN OPERATING EXPENSES, AND ALSO ADMINISTRATIVE EXPENSES DUE TO THE PROFESSIONAL PERSONEL THE COMPANY HAS HAD TO BRING TO THE SITE FOR MINING REGULATION PURPOSES, ENGINEERING AND INVESTORS WHO POTENTIALLY COULD INVEST IN THE COMPANY. ALTHOUGH THE COMPANY HAS NOT PAID ANY ROYALTIES TO DATE, MANAGEMENT FELT OT WAS THE BEST INTEREST OF OUR SHAREHOLDERS TO ISSUE ROYALTIES RATHER THEN DILUTE OUR COMMON STOCK OF THE COMPANY.

Liquidity and Capital Resources, page 13

14. We note that in note 4 on page F-11 you disclose a working capital deficit of $1,326,421 and in note 8 on page F-12 you disclose significant debt. Please revise this section to provide a more detailed overview of your liquidity, including any known material trends, demands, commitments, events, or uncertainties that are reasonably likely to result in increases or decreases in your liquidity. See Item 303(a)(1) of Regulation S-K.

The Company is expecting to Commence gravel mining operation in the last Quarter of 2015.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

15. Please locate the tables, which begin on page 16, under this heading.

Will review with Company auditor and will provide within 60 days of the June 17, 2015 filing date.

16. Please revise the common stock table to include the common shares underlying securities exchangeable for or convertible into common stock within 60 days. See Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Please add footnotes quantifying the shares underlying the exchangeable or convertible securities. In this regard, please disclose the shares underlying the Preferred A and B stock, outstanding options or convertible debt to the extent those securities may be exchanged or converted into common with 60 days.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date.

17. Please reconcile the conversion ratio in footnotes (2) and (3) to the Preferred B stock table.

18. Please clarify the beneficial owners of the Preferred B stock held of record by Ararat, LLC and Clinton Hall LLC. Under Item 403, the beneficial owners would include any individual with sole or shared voting or dispositive control over the shares held by these entities.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date.

Background of Officers and Directors, page 15

19. We note your disclosure regarding the directors and their business experience. Please revise this disclosure to provide the period that the director has served as well as the term of his office. See Item 401(a) of Regulation S-K.

Erasmo Almanza has been a director since May 1, 2014; his tenure is open until mutually terminated.

Jose Ramirez has been a director since July 25, 2014; his tenure is for one year.

20. Please revise the business experience description for Mr. Ramirez to disclose his business experience for the past five years. See Item 401(e) of Regulation S-K.

Mr. Ramirez is currently a tax consultant in Weston, FL.  He has been a firm administrator, implementation consultant, and accounting manager for several firms in South Florida in the past five years.

Item 6. Executive Compensation, page 18

21. We note that on page F-15 you disclose the issuance of restricted common stock to a director for services provided to the company. Please revise your disclosure on page 18 to include the restricted common stock issued to a Director on July 25, 2014 for services provided to the company. See Item 402(r) of Regulation S-K.

RESTRICTED STOCK WAS ISSUED TO ----- FOR SERVICES RENDERRED UNDER AN AGREEMENT WITH SAID PERSON.

22. We note that on page F-15 you disclose the issuance of Preferred Series B stock to the company’s Chief Executive Officer for obligations, salaries, and services provided during the year ending on December 31, 2014. We also note disclosure on page 22 regarding stock issued to a former CEO for services. Please revise your disclosure on page 18 to include this compensation. See Item 402(m) of Regulation S-K.

PREFERRED STOCK B ISSUED FOR DEBT RELATING TO ACCUMULATED AUDITED DEBT OWED TO SAID PERSONS

23. Please disclose the material terms of the employment agreement with John Campo. See Item 402(o) of Regulation S-K.

Mr. Campos Employment Agreement is attached.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

24. We note that you have disclosed related party transactions on page F-15. Please revise your disclosure under Item 7 to include the disclosure required by Item 404(d) of Regulation S-K.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date

25. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and related Shareholder Matters, page 19

26. Please provide the disclosure required by Item 201(a) of Regulation S-K.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date

Item 10. Recent Sales of Unregistered Securities, page 19

27. Please revise your disclosure to identify the date the securities were sold, the exemption from registration you claimed and the facts supporting the availability of the exemption, and the purchaser. See Item 701 of Regulation S-K.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date

Item 12. Indemnification of Directors and Officers, page 22

28. Please explain or revise the disclosure about Nevada law as the Form 10 facing page indicates you are incorporated in Delaware.

OVERSIGHT WILL FIX IN 10/A

Consolidated Financial Statements, page F-1

29. Please update the financial statements and related disclosures included in your registration statement on Form 10 as required by Rule 8-08 of Regulation S-X.

Will review with Company accounting firm and/or auditor and will provide within 60 days of the June 17, 2015 filing date.

Exhibits

30. Please file as exhibits the documents specified by Item 601 of Regulation S-K, including your articles of incorporation and bylaws, instruments defining the rights of security holders, and material contracts, such as management contracts and the agreement and amendments for the purchase of La Tabaquera mine.

Please see attached.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please see Paragraph 2 of this letter.

Sincerely,

/s/ John Campo

John Campo

President

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 01/50

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/20/2000
001476136 – 3291063

CERTIFICATE OF INCORPORATION
OF
SAFE MAIL LIMITED

FIRST. The name of this corporation shall be:

SAFE MAIL LIMITED

SECOND. Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, City of Wilmington 19808 County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD. The purpose or purposes of the corporation shall be:

Develop software, Marketing, Collection of royalties and to engage in any lawful act or activity for which corporations may be organized under the General Corportation Law of Delaware.

FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

500,000 With A Par Value Of .01

FIFTH. The name and address of the incorporator is as follows:

Kelly Sharp
Corporation Service Company
1013 Centre Road
Wilmington, DE 19805

SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 02/50

SEVENTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this Twentieth day of September, A.D., 2000.

Kelly Sharp
Incorporator

kss

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 03/50

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION BEFORE PAYMENT OF ANY PART OF THE CAPITAL

OF

SAFE MAIL LIMITED

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is Safe Mail Limited.

2. The corporation has not received any payment for any of its stock.

3. The certificate of incorporation of the corporation is hereby amended by striking out Article Four thereof and by submitting in lieu of said Article Four the following new Article Four:

   FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

   Five million (5,000,000) with a par value of $.01.

4. The amendment of the certificate of incorporation of the corporation herein certified was duly adopted, pursuant to the provisions of Section 241 of the General Corporation Law of the State of Delaware, by at least a majority of the directors named in the original certificate of incorporation.

Signed on the 26th day of December, 2000 by

Amiram Ofir, Director

Matis Cohen, Director

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 12/27/2000
001656079 – 3291063

C:\NEHAL\138\2\1782.DOC - 3782

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 04/50

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/15/2001
010232067 – 3291063

I

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

SAFE MAIL LIMITED

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is SAFE MAIL LIMITED

2. The certificate of incorporation of the corporation is hereby amended by striking out Article[s] : "First . The name of the corporation shall be: SAFE MAIL LIMITED " thereof and by substituting in lieu of said Article[s] the following new Article[s]:

"First. The name of the corporation shall be: VSUS Technologies Incorporated"

G.C.L. 242(a) provides that "if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stock is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation."

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

The effective time of the amendment[s] herein certified shall be April 11, 2001.

Signed on 11 April 2001

Amiram Ofir- CEO

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 05/50

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:57 PM 01/29/2004
FILED 02:57 PM 01/29/2004
SRV 040060167 – 3291063 FILE

CERTIFICATE OF RENEWAL AND REVIVAL OF
CERTIFICATE OF INCORPORATION
OF
VSUS TECHNOLOGIES INCORPORATED

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is VSUS Technologies Incorporated.

2. The corporation was organized under the provisions of the General Corporation Law of the State of Delaware. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware is September 20, 2000.

3. The address, including the street, city, and county, of the registered office of the corporation in the State of Delaware and the name of the registered agent at such address are as follows: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.

4. The corporation hereby procures a renewal and revival of its certificate of incorporation, which became inoperative by law on March 1, 2002 for failure to file annual reports and non-payment of taxes payable to the State of Delaware.

5. The certificate of incorporation of the corporation, which provides for and will continue to provide for, perpetual duration, shall, upon the filing of this Certificate of Renewal and Revival of the Certificate of Incorporation in the Department of State of the State of Delaware, be renewed and revived and shall become fully operative as of February 28, 2002.

6. This Certificate of Renewal and Revival of the Certificate of Incorporation is filed by authority of the duly elected directors as prescribed by Section 312 of the General Corporation Law of the State of Delaware.

Signed on January 23, 2004

Amiram Ofir,
Chairman and Chief Executive Officer

01/05/2009 15:37 9545714171 AMERICAN CONSUMERS PAGE 06/50

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:57 PM 02/04/2004
FILED 04:54 PM 02/04/2004
SRV 040078427 – 3291063 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VSUS TECHNOLOGIES INCORPORATED

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is VSUS TECHNOLOGIES INCORPORATED.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article:

"FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

100,000,000 shares of common stock with a par value of $.001 per share.

3. The amendment of the certificate of incorporation herein certified has been duly adopted, and written consent has been given, in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on February 4, 2004

/s/ Amiram Ofir
Amiram Ofir, Chief Executive Officer

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State of Delaware
Secretary of State
Division of Corporations
Delivered 01:10 PM 04/14/2004
FILED 01:10 PM 04/14/2004
SRV 040272793 - 3291063 FILE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VSUS TECHNOLOGIES INCORPORATED

Pursuant to Sections 242 and 245 of
the Delaware General Corporation Law

This Amended and Restated Certificate of Incorporation (the "Certificate") serves to amend and restate the Certificate of Incorporation of VSUS Technologies Incorporated, originally incorporated in the State of Delaware as Safe Mail Limited, on September 20, 2000. In accordance with Sections 242(b)(1) and 245(b) of the Delaware General Corporation Law ("DGCL"), this Certificate has been approved by the Board of Directors of the Corporation and adopted by the stockholders of the Corporation.

FIRST: The name of the Corporation is VSUS Technologies Incorporated (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 15 East North Street, Dover, Delaware 19901, in Kent County, and the name of such registered agent is XL Corporate Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The aggregate number of shares which this Corporation shall have the authority to issue is One Hundred and Twenty Million (120,000,000) shares, as follows:

a. Common Stock. Of the total authorized capital stock, the Corporation shall have the authority to issue One Hundred Million (100,000,000) shares, $.001 par value per share, which shares shall be designated as "Common Stock."

b. Preferred Stock. Of the total authorized capital stock, the Corporation shall have the authority to issue Twenty Million (20,000,000) shares, $.001 par value per share, which shares shall be designated "Preferred Stock."

The Board of Directors of the Corporation shall have the authority, without further action by the holders of the outstanding Common Stock, to designate one or more classes or series of Preferred Stock from time to time and issue shares under such class or series, to cancel any such classes or series of Preferred Stock, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par

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value, and to fix the terms of any such class or series, including dividend rights, dividend rates, conversion or exchange rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

Dividends on the Preferred Stock may be cumulative or noncumulative and may be payable at such rates, on such conditions, from such dates, and in such preference or in relation to the dividends payable on any other class or classes or series of stock, as shall be stated in said resolution or resolutions providing for the issuance of such Preferred Stock. The Preferred Stock may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation as shall be stated in said resolutions.

Shares of any class or series of Preferred Stock may be convertible into, or exchangeable for, shares of the same or any other class or series of stock of the Corporation at such price or prices or at such rates of exchange, and with such adjustments as shall be stated in said resolutions.

The Preferred Stock may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of this Corporation or any subsidiary, upon the issuance of any additional stock (including additional shares of such series or of any other series), and upon the payment of dividends or the making of other distributions on, and the purchase redemption or other acquisition by this Corporation or any subsidiary of any outstanding stock of this Corporation.

The Preferred Stock may have such other relative, participating, optional or other rights, qualifications, limitations or restrictions as shall be stated in said resolution or resolutions providing for the issuance of such Preferred Stock.

Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were, subject to the conditions or restriction on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and subject to any filing required by law.

FIFTH: The Corporation is to have perpetual existence.

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SIXTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise of arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all of the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

SEVENTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

a. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by or in the manner provided in the By-laws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

b. The power to adopt, amend, or repeal the By-laws of the Corporation may be exercised by the Board of Directors of the Corporation; provided, however, that any provision for the classification of directors of the Corporation for staggered terms pursuant to the provisions of Section 141(d) of the DGCL shall be set forth in a By-law adopted by the stockholders of the Corporation entitled to vote unless provisions for such classification shall be set forth in an amendment to this Certificate.

c. Whenever the Corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the Corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the Certificate shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of Section 242(b)(2) of the DGCL shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

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EIGHTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by Section 102 of the DGCL, as the same may be amended and supplemented.

NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

TENTH: From time to time any of the provisions of this Certificate may be amended, altered or repealed, and other provisions, authorized by the laws of the State of Delaware at the time in force, may be added or inserted in the manner and at the time prescribed by said stockholders of the Corporation.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of the Corporation, hereby certifies that the facts herein above stated are true and correct, and accordingly executes this Certificate on this 14th day of April, 2004.

VSUS TECHNOLOGIES INCORPORATED

By: /s/ Amiram Ofir
Name: Amiram Ofir
Title: Chief Executive Officer

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State of Delaware
Secretary of State
Division of Corporations
Delivered 05:07 PM 04/15/2004
FILED 05:07 PM 04/15/2004
SRV 040278192 - 3291063 FILE

CERTIFICATE OF MERGER

OF

FORMULA ACQUISITION CORP.
(a Delaware corporation)

WITH AND INTO

VSUS TECHNOLOGIES INCORPORATED
(a Delaware corporation)

It is hereby certified that:

1. The constituent business corporations participating in the merger herein certified are:

(i) FORMULA ACQUISITION CORP., which is incorporated under the laws of the State of Delaware; and

(ii) VSUS TECHNOLOGIES INCORPORATED, which is incorporated under the laws of the State of Delaware.

2. An Agreement and Plan of Reorganization has been approved, adopted, certified, executed and acknowledged by each of the aforesaid constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the Delaware General Corporation Law.

3. The name of the surviving corporation in the merger herein certified is VSUS Technologies Incorporated, which will continue its existence as said surviving corporation under the name "VSUS Technologies Incorporated," upon the effective date of said merger pursuant to the provisions of the Delaware General Corporation Law.

4. The Certificate of Incorporation of VSUS Technologies Incorporated shall continue to be the Certificate of Incorporation of said surviving corporation until further amended and changed in accordance with the provisions of the Delaware General Corporation Law.

5. An executed copy of the Agreement and Plan of Reorganization between the aforesaid constituent corporations is on file at the principal place of business of the aforesaid surviving corporation, the address of which is as follows:

VSUS TECHNOLOGIES INCORPORATED
Givat Ram, Jerusalem, Israel 91233

6. A copy of the aforesaid Agreement and Plan of Reorganization will be furnished by

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the aforesaid surviving corporation, on request, and without cost, to any stockholder of each of the aforesaid constituent corporations.

Executed on this 24th day of February, 2004.

VSUS TECHNOLOGIES INCORPORATED

By: /s/ Amiram Ofir
Amiram Ofir,
Chief Executive Officer

FORMULA ACQUISITION CORP.

By: /s/ Stephen R. Fry
Stephen R. Fry,
President

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State of Delaware
Secretary of State
Division of Corporations
Delivered 04:08 PM 06/09/2004
FILED 04:01 PM 06/09/2004
SRV 040428262 - 3291063 FILE

CERTIFICATE OF MERGER

OF

FORMULA FOOTWEAR, INC.
(a Utah corporation)

WITH AND INTO

VSUS TECHNOLOGIES INCORPORATED
(a Delaware corporation)

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The names of the constituent corporations are VSUS Technologies Incorporated, a Delaware corporation, and Formula Footwear, Inc., a Utah corporation.

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8, Section 252 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation is VSUS Technologies Incorporated, a Delaware corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

FIFTH: The executed Agreement and Plan of Merger is on file at 622 Third Ave., 33rd Floor, New York, NY 10017, an office of the surviving corporation.

SIXTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of the constituent corporations.

SEVENTH: The authorized capital stock and par value of the non-Delaware corporation is 50,000,000 shares of common stock, $.001 par value per share.

EIGHTH: The merger is to become effective as of the filing of this Certificate of Merger by the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 9th day of June, 2004.

VSUS TECHNOLOGIES INCORPORATED

By:____________________________________
Name: Matis Cohen
Title: President

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State of Delaware
Secretary of State
Division of Corporations
Delivered 05:01 PM 07/30/2004
FILED 05:01 PM 07/30/2004
SRV 040561393 - 3291063 FILE

CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS AND PREFERENCES OF SERIES A CONVERTIBLE PREFERRED STOCK OF VSUS TECHNOLOGIES INCORPORATED

VSUS Technologies Incorporated, a Delaware corporation (the "Company"), acting pursuant to the Delaware General Corporation Law, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Convertible Preferred Stock, Series A.

FIRST: The name of the Company is VSUS Technologies Incorporated.

SECOND: By unanimous consent of the Board of Directors of the Company, dated June 10, 2004, the following resolutions were duly adopted:

WHEREAS, the Certificate of Incorporation ("Certificate of Incorporation") of the Company authorizes preferred stock consisting of 20,000,000 shares, par value $.001 per share, issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Company is authorized, subject to limitations prescribed by law, by the provisions of clause (b) of Article FOURTH of the Company's Certificate of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to clause (b) of Article FOURTH of the Certificate of Incorporation, there is hereby established a new series of One Thousand (1,000) shares of Convertible Preferred Stock of the Company (the "Series A Preferred Stock") to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article FOURTH as follows:

1. <u>Dividends</u>. The holders of Series A Preferred Stock shall be entitled to receive, when and as declared, out of the net profits of the Company, dividends at the per share rate of twelve percent (12%) per annum of the Original Series A Issue Price (as defined in Section 2(a)) (as adjusted for stock splits, stock dividends, stock combinations and other similar events), payable as the Board of Directors (the "Board") may determine, before any dividends shall be set apart for or paid upon the Company's common stock, $.001 par value per share (the "Common Stock"), or any other stock ranking on liquidation junior to the Series A Preferred Stock (such stock being referred to hereinafter collectively as "Junior Stock") in any year. All dividends declared upon shares of Series A Preferred Stock shall be declared and paid on a <u>pro rata</u> basis.

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(a) Dividends on the Series A Preferred Stock shall be cumulative whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year and shall accrue, without interest, from the date, of issue and shall be payable to holders of record as they appear on the stock books of the Company on the date fixed by the Board for determining the holder entitled thereto (the "Record Date"), which shall not be more than 60 days or less than 10 days preceding the related payment date. No dividends shall be declared or paid or set apart for payment on any other shares of capital stock, unless dividends shall also be, or have been, declared or paid, or set apart for payment, on the outstanding shares of the Series A Preferred Stock including all outstanding cumulative Dividends.

(b) Anything to the contrary in Section 1(a) above notwithstanding, in the event that, after declaring dividends on the Series A Preferred Stock as provided in the first paragraph of this Section 1, the Company declares or pays any dividends upon the Junior Stock (whether payable in cash, securities or other property), the Company shall also declare and pay to the holders of the Series A Preferred Stock, at the same time that it declares and pays such dividends to the holders of the Common Stock and/or any other class of stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock had all of the outstanding Series A Preferred Stock been converted immediately prior to the record date of such dividend, or if no record date is fixed, the date as of which the record holders of Junior Stock entitled to such dividends are to be determined.

2. Liquidation Preference.

(a) Upon any Liquidity Event, (as defined in subsection (c) below), before any distribution or payment shall be made to the holders of Common Stock or any other Junior Stock, the holders of Series A Preferred Stock shall be entitled to be paid first out of the assets of the Company, whether such assets are capital, surplus or earnings, with respect to each share of Preferred Stock an amount equal to the greater of (i) the sum of $5,000 per share (as adjusted for stock splits, stock dividends, stock combinations and other similar events) (the "Original Series A Issue Price"), plus an amount equal to all accrued but unpaid dividends on each share of Series A Preferred Stock or (ii) the sum of the amount that would have been payable to the holders of the Series A Preferred Stock if the Series A Preferred Stock was converted to Common Stock immediately before such distribution, plus an amount equal to all accrued but unpaid dividends on each share of Series A Preferred Stock (with (i) and (ii) together being the "Preference"). If, upon a Liquidity Event, the assets of the Company and funds available for distribution shall be insufficient to make payment of the Preference in full to all holders of Series A Preferred Stock, then all of such assets and funds available for distribution shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After payment in full of the Preference, or after such funds necessary to make payment have been set aside by the Company in trust for the account of holders of the Series A Preferred Stock, the remaining assets and funds of the Company legally available for distribution, if

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any, shall be distributed ratably among the holders of the Common Stock.

(c) For purposes of this Section 2, "Liquidity Event" shall include (i) any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, under applicable law or in the event of its insolvency and (ii) upon the occurrence of a consolidation, merger or reorganization of the Company with or into, or a sale, lease or disposition of all or substantially all of the Company's assets, or substantially all of the Company's issued and outstanding capital stock, to any other company, or any other entity or person, other than a wholly-owned subsidiary of the Company, excluding a transaction in which stockholders of the Company prior to the transaction will maintain voting control of the resulting entity after the transaction (provided, however, that stock of the surviving entity held by stockholders of the Company acquired by means other than the exchange or conversion of the stock of the Company shall not be used in determining if the stockholders of the Company own more than fifty percent (50%) of the voting power of the surviving entity (or its parent), but shall be used for determining the total outstanding voting power of the surviving entity). Amounts payable upon shares of Series A Preferred Stock pursuant to this Section 2 shall be in satisfaction of, rather than in addition to, any amounts that may be payable pursuant to the Series A Certificate of Designation.

3. Voting.

(a) Except as provided by law, on all matters not specifically outlined herein, each holder of outstanding shares of Series A Preferred Stock shall be entitled to vote, on an as converted basis, together as a class with the Common Stock on all matters submitted to a vote of the holders of the Common Stock.

(b) Without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, the Company shall not:

(i) create or issue any new class of shares or securities with equal or superior rights to the rights of the Series A Preferred Stock or entering into any other transaction, including any amendment of the Company's Certificate of Incorporation, that adversely affects the holders of the Series A Preferred Stock as a class, for which with respect to securities with equal rights to the rights of the Series A Preferred Stock consent shall not be unreasonably withheld;

(ii) declare or pay any dividend on any shares of capital stock other than the Series A Preferred Stock;

(iii) repurchase or redeem any shares of Common Stock except from an employee upon termination of employment with the Company;

(iv) repurchase or redeem any shares of Series A Preferred Stock except as provided in Section 5(b) hereof;

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(v) effect any transaction that would constitute a Liquidity Event;

(vi) effect a sale, transfer or other disposition (excluding inventory and other sales in the ordinary course of business) in any transaction or series of related transactions of more than 25% of the fair market value of the Company's consolidated assets.

(vii) increase or decrease the number of authorized shares of any series of Preferred Stock, for which consent shall not be unreasonably withheld;

(viii) amend, alter or repeal any preferences, rights, powers or other terms of the Series A Preferred Stock so as to adversely affect the Series A Preferred Stock;

(ix) increase the size of the Board of Directors;

(x) voluntarily liquidate or wind-up the Company;

(xi) amend the Company's Certificate of Incorporation;

(xii) enter into any transaction with senior management or other affiliates except for any arms-length employment agreements; and

(xiii) enter into any debt or lease transaction, other than working capital loans, equipment leases and other similar transactions in the ordinary course of business, except for, such debt or lease transaction that, in the aggregate, do not exceed $100,000.

4. Optional Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series A Preferred Stock (including any accrued and unpaid dividends) shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Purchase Price ($5,000) by the Conversion Price (as defined below) in effect at the time of conversion; provided, however, unless waived by the holder as set forth below, in no event shall the holder be entitled to convert any portion of the Series A Preferred Stock in excess of that portion of the Series A Preferred Stock upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the holder and its affiliates and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series A Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the holder and its affiliates of more than 4.9% of the outstanding securities of the Company. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations thereunder, except as otherwise provided in clause (1) of such proviso. The Holder of this Debenture may waive the limitations set forth herein by written notice to the

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Company of not less than sixty (60) days to the Company. The Conversion Price at which shares of Common Stock shall be deliverable upon conversion of Series A Preferred Stock without the payment of additional consideration by the holder thereof (the "Conversion Price") shall initially be $0.51. Such initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) Optional Right to Convert. At the option of Company, at any time and from time to time, any accrued and unpaid dividends shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the amount of such accrued and unpaid dividends by the Conversion Price.

(c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of fractional shares, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(d) Mechanics of Conversion.

(i) In order to convert shares of Series A Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent or the Company shall be the conversion date ("Conversion Date"). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder, or, subject to compliance with applicable securities laws, to his nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) The Company shall at all times during which the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, solely for the purpose of effecting the conversion of all the outstanding shares of Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the outstanding shares of Series A Preferred Stock, the Company shall use all reasonable efforts and take such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the

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shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(iii) All shares of Series A Preferred Stock, which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive dividends, notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and any dividends declared and unpaid prior to the Conversion Date. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series A Preferred Stock accordingly.

(iv) If the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of the sale of securities.

(e) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definitions. For purposes of this Subsection 4(d), the following definitions shall apply:

(A) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, existing as of the date of this Certificate of Designation (subject to adjustment for stock splits, stock dividends and similar events).

(B) "Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock is first issued.

(C) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(D) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to subsection 4(d)(iii) below, deemed to be issued) by the Company after the Original Issue Date other than issuances: (i) to employees, directors or consultants of the Company pursuant to the Company's stock option plans; (ii) upon the exercise of options, warrants or convertible securities; (iii) in connection with permitted business acquisitions, mergers

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and strategic partnerships, or (iv) issuance of securities pursuant to a primary public offering of Common Stock.

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(E) "Rights to Acquire Common Stock" or "Rights" shall mean all rights issued by the Company to acquire Common Stock by exercise of a warrant, option or similar call or conversion of any existing instruments, in either case for consideration fixed, in amount or by formula, as of the date of issuance.

(ii) No Adjustment of Conversion Price. No adjustment in the number of shares of Common Stock into which the Series A Preferred Stock is convertible shall be made by adjustment in the applicable Conversion Price thereof unless the consideration per share (determined pursuant to subsection 4(d)(v) below) for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to, the issue of such additional shares.

(iii) Additional Shares of Common Stock Deemed To Be Issued. If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or other Rights to Acquire Common Stock, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options, Rights or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities, shall be deemed to be the Additional Shares of Common Stock issued as of the time of such issue, provided that Additional Shares of Common Stock shall not be deemed to have been issued until the exercise of such Options, Convertible Securities or other Rights to Acquire Common Stock unless the consideration per share (determined pursuant to subsection 4(d)(v) hereof) of such Additional Shares of Common Stock would be less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and, provided further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) No further adjustment in the Conversion Price shall be made upon the subsequent issue of shares of Common Stock upon the exercise of such Rights or conversion or exchange of such Convertible Securities;

(B) Upon the expiration or termination of any unexercised Option or Right, the Conversion Price shall not be readjusted, but the Additional Shares of Common Stock deemed issued as the result of the original issue of such Option or Right shall not be deemed issued for the purposes of any subsequent adjustment of the Conversion Price; and

(C) In the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option, Right or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such Option, Right or Convertible Security not exercised or converted prior to such change had been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option, Right or Convertible Security.

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(iv) Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. If the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to subsection 4(d)(iii), but excluding shares issued as a dividend or distribution as provided in subsection 4(f) or upon a stock split or combination as provided in Subsection 4(e)), without consideration or for a consideration per share less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issue to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, (a) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issue plus (2) the number of shares of Common Stock which the aggregate consideration received by the Company, if any, for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price; and (b) the denominator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issue plus (2) the number of such Additional Shares of Common Stock so issued.

Notwithstanding the foregoing, the applicable Conversion Price shall not be reduced if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

(v) Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate of cash received by the Company, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Directors.

(B) Options, Rights and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued

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pursuant to subsection 4(d)(iii) relating to Options, Rights and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options, Rights or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration), if any, payable to the Company upon the exercise of such Options, Rights or the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of all such Options or the conversion or exchange of all such Convertible Securities.

(f) Adjustment for Stock Splits and Combinations. If the Company shall, at any time, or from time to time after the Original Issue Date, effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(g) Adjustment for Certain Dividends and Distributions. In the event the Company, at any time or from time to time after the Original Issue Date, shall make or issue a dividend or other distribution payable in Additional Shares of Common Stock, then and in each such event the Conversion Price shall be decreased as of the time of such issuance, by multiplying the Conversion Price by a fraction:

(i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(h) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of shares of the Series A Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had

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thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period given application to all adjustments called for during such period, under this paragraph with respect to the rights of the holders of the Series A Preferred Stock.

(i) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets for below), then and in each such event the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(j) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets or capital stock of the Company to another entity or individual (other than a consolidation, merger or sale which is treated as a Liquidity Event pursuant to subsection 2(c)), each share of Series A Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this Section 4 with respect to the rights and interest thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

(k) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment.

(l) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder, if any, of Series A Preferred Stock a certificate setting forth such adjustment or

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readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth: (1) such adjustments and readjustments, (2) the Conversion Price then in effect, and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series A Preferred Stock. Despite such adjustment or readjustment, the form of each or all Series A Preferred Stock Certificates, if the same shall reflect the initial or any subsequent conversion price, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation, which shall control.

(m) Notice of Record Date. In the event:

(i) that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii) that the Company subdivides or combines its outstanding shares of Common Stock;

(iii) of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation, or of the sale of all or substantially all of the assets of the Company; or

(iv) of the involuntary or voluntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series A Preferred Stock, and shall cause to be mailed, by first class mail or overnight delivery, to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the record date specified in (A) below or twenty days before the date specified in (B) below, a notice stating:

(A) the record date of such dividend, distribution, subdivision or combination, or, if a the record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

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5. Optional Redemption.

(a) By Holder. The Series A Preferred Stock shall be redeemable at the election of any holder thirteen (13) months following the closing of the sale by the Company of the Series A Preferred Stock, subject, however, to the Holder's option to have the Company redeem all the then outstanding shares of Series A Preferred Stock from the proceeds of any offering of the Company's securities resulting in gross proceeds of $5 million or more (the "Qualified Offering Option"). Notice of the option to redeem shall be delivered to the Company in person or by certified or registered mail, postage prepaid, return receipt requested (a "Notice of Redemption"). The price to be paid by the Company, upon receipt of a Notice of Redemption, for each share of the Series A Preferred Stock shall be the Original Series A Issue Price plus any accrued but unpaid dividends (the "Redemption Price"). Subject to the Qualified Offering Option, the Redemption Price shall be payable to such holder in ten (10) equal monthly installments. Within ten (10) days after the receipt of notice of a Redemption Event, the Company shall give written notice by delivery in person or certified or registered mail, postage prepaid, return receipt requested, to such holder specifying the Redemption Price and enclosing the first payment thereof.

(b) By Company. The Series A Preferred Stock shall be redeemable at the election of the Company on or after the sixteenth (16th) month following the closing of the sale of the Series A Preferred Stock, upon sixty (60) days prior written notice (the "Notice Period"), subject to the effectiveness at such time, of a registration statement for the resale of the Shares of Common Stock into which the Series A Preferred Stock are convertible and into which the Warrants issued to the holders of the Series A Preferred Stock at the closing of the sale of the Series A Preferred Stock are exercisable. Provided any holder of the Series A Preferred Stock does not convert its shares within the Notice Period, at the expiration of the Notice Period, the Company shall make payment to such holder in an amount equal to 130% multiplied by the Original Series A Issue Price, plus any accrued and unpaid dividends ("Company Redemption Price"); provided, however, in the event the fair market per share value of the Series A Preferred Stock as of the commencement of the Notice Period is greater than the Original Series A Issue Price, the Company Redemption Price shall be 150% multiplied by the Original Series A Issue Price, plus any accrued and unpaid dividends.

6. Pre-Emptive Rights. If the Company proposes to offer any securities, the holders of the Series A Preferred Stock shall have the right to purchase such securities on a pro rata basis. These rights shall not apply to issuances: (i) to employees, directors or consultants of the Company pursuant to the Company's stock option plans; (ii) upon the exercise of options, warrants or convertible securities; (iii) in connection with permitted business acquisitions, mergers and strategic partnerships, or (iv) issuance of securities pursuant to a primary public offering of Common Stock, provided, however, that the holders of Series A Preferred Stock shall have the right to purchase up to ten (10%) percent of the shares offered in such an offering.

7. Sinking Fund. There shall be no sinking fund for the payment of dividends or liquidation preferences on the Series A Preferred Stock.

8. Amendment. This Certificate of Designation constitutes an agreement between the Company

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and the holders of the Series A Preferred Stock. It may be amended by vote of both the Board of Directors of the Company and the holders of a majority of the outstanding shares of Series A Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer this 30th day of July, 2004.

By: /s/ Amiram Ofir
Name: Amiram Ofir
Title: Chief Executive Officer

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State of Delaware
Secretary of State
Division of Corporations
Delivered 12:31 PM 10/25/2004
FILED 12:31 PM 10/25/2004
SRV 040767195 - 3291063 FILE

CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS AND PREFERENCES OF SERIES B PARTICIPATING PREFERRED STOCK OF VSUS TECHNOLOGIES INCORPORATED

VSUS Technologies Incorporated, a Delaware corporation (the "Company"), acting pursuant to the Delaware General Corporation Law, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Participating Preferred Stock, Series B.

FIRST: The name of the Company is VSUS Technologies Incorporated.

SECOND: By unanimous consent of the Board of Directors of the Company, dated on or about October 22, 2004, the following resolutions were duly adopted:

WHEREAS, the Certificate of Incorporation ("Certificate of Incorporation") of the Company authorizes preferred stock consisting of 20,000,000 shares, par value $.001 per share, issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Company is authorized, subject to limitations prescribed by law, by the provisions of clause (b) of Article FOURTH of the Company's Certificate of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to clause (b) of Article FOURTH of the Certificate of Incorporation, there is hereby established a new series of One Thousand (1,000) shares of Participating Preferred Stock of the Company (the "Series B Participating Preferred Stock") to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article FOURTH as follows:

1. <u>Dividends</u>. So long as any share of Series B Participating Preferred Stock remains outstanding, the holders of shares of the Series B Participating Preferred Stock shall be entitled to participate, on an "as if converted" basis, in any and all dividends paid with respect to the Common Stock, and the holders of the Series B Participating Preferred Stock shall be entitled to a proportionate share of any and all dividends paid by the Company with respect to the Common Stock at any time as any share of the Series B Participating Preferred Stock remains outstanding as though the holders of each such share of the Series B Participating Preferred Stock were the holders of the number of shares of Common Stock of the Company into which their shares of the Series B Participating Preferred Stock are convertible (in

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accordance with Section 3 hereof) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such dividend. So long as any shares of the Series B Participating Preferred Stock remains outstanding, no dividend shall be paid on any share of the Common Stock unless concurrently therewith a dividend is paid with respect to all outstanding shares of the Series B Participating Preferred Stock in an amount for each such share of the Series B Participating Preferred Stock equal to the result obtained by multiplying (i) the per share dividend to be paid with respect to one share of the Common Stock by (ii) the number of shares of Common Stock of the Company into which one share of the Series B Participating Preferred Stock is convertible (in accordance with Section 3 hereof) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such dividend.

In the event the Company shall declare a distribution (other than any distribution described in Section 2) payable in securities of other Persons, evidences of indebtedness issued by the Company or other Persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series B Participating Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series B Participating Preferred Stock were the holders of the number of shares of Common Stock of the Company into which their shares of the Series B Participating Preferred Stock are convertible (in accordance with Section 3 hereof) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

2. <u>Liquidation Rights</u>. In the event of any Liquidity Event, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of shares of Series B Participating Preferred Stock shall be entitled to be paid in full an amount equal to $0.001 per share, together with all accrued dividends to such distribution or payment date whether or not earned or declared (the "Liquidation Value"). The Series B Participating Preferred Stock and the Parity Preferred shall rank on a parity as to the receipt of the respective preferential Liquidation Values for each such series upon the occurrence of such Liquidity Event. If, upon the occurrence of such Liquidity Event, the assets and funds thus distributed among the holders of the Series B Participating Preferred Stock and the Parity Preferred shall be insufficient to permit the payment to such holders of the full preferential Liquidation Values payable with respect thereto, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B Participating Preferred Stock and Parity Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive. If the Liquidation Value shall have been paid in full to all holders of shares of Series B Participating Preferred Stock and the Parity Preferred, the remaining assets of the Company shall be distributed ratably among the holders of Series B Participating Preferred Stock, on an "as if converted" basis, and Junior Stock, according to their respective rights and preferences and in each case according to their respective numbers of shares.

3. <u>Conversion Rights</u>. The holders of shares of Series B Participating Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

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(a) Mandatory Conversion. Immediately upon the occurrence of a Liquidity Event all shares of Series B Participating Preferred Stock then outstanding will, without any action on the part of the holders thereof, be deemed automatically converted into such number of fully paid and non-assessable shares of Common Stock of the Company such that after such issuance of Common Stock, the holders of Series B Participating Preferred Stock shall hold, in the aggregate, a number of shares of Common Stock of the Company equal to the Applicable Percentage of all the issued and outstanding shares of Common Stock of the Company on a fully diluted basis. The "Applicable Percentage" is equal to the percentage of the total Fair Market Value of the Company represented by the Fair Market Value of First Info Networks, Inc., a wholly owned subsidiary of the Company. "Fair Market Value" shall be determined by an independent appraisal. The Common Stock to be issued to the holders of the Series B Participating Preferred Stock shall be distributed pro rata among all the holders of the Series B Participating Preferred Stock.

(b) Notices of Record Date. In the event that the Company shall propose at any time after the Original Issue Date: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with each such event, the Company shall send to the holders of Series B Participating Preferred Stock : (A) at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (iii) and (iv) above; and (B) in the case of the matters referred to in (iii) and (iv) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

(c) Issue Taxes. The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Participating Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(d) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Participating Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Participating Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the

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Series B Participating Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation of the Company.

(e) Fractional Shares. No fractional share shall be issued upon the conversion of the Series B Participating Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion the Series B Participating Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(f) Notices. Any notice required by the provisions of this Section 3 to be given to the holders of shares of Series B Participating Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, or if sent by facsimile or delivered personally by hand or nationally recognized courier and addressed to each holder of record at such holder's address or facsimile number appearing in the records of the Company.

(g) Meaning of "Common Stock." For the purpose of this Section 3, the term "Common Stock" shall include any stock of any class or series of the Company which has no preference or priority in the payment of dividends or in the distribution of assets in the event of any Liquidity Event which is not subject to redemption by the Company. However, shares issuable upon conversion of shares of Series B Participating Preferred Stock shall include only shares of the class designated as Common Stock as of the Original Issue Date of shares of Series B Participating Preferred Stock or shares of the Company of any classes or series resulting from any reclassification or reclassifications thereof and which have no preference or priority in the payment of dividends or in the distribution of assets in the event of any Liquidity Event and which are not subject to redemption by the Company, provided that if at any time there shall be more than one such resulting class or series, the shares of each such class and series then so issuable shall be substantially in the proportion which the total number of shares of such class and series resulting from all such reclassifications bears to the total number of shares of all such classes and series resulting from all such reclassifications.

(h) Postponement of Adjustments; Calculations. Any adjustment in the conversion price otherwise required by this Section 3 to be made may be postponed if such adjustment (plus any other adjustments postponed pursuant to this paragraph and not theretofore made) would not require an increase or decrease of more than 1% in such price. All calculations hereunder shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

(i) Tax Adjustments. The Board of Directors may make such adjustments in the conversion price, in addition to those required by this Section 3, as shall be determined by the Board of Directors to be advisable in order to avoid taxation so far as practicable of any

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dividend of stock or stock rights or any event treated as such for Federal income tax purposes to the recipients. The Board of Directors shall have the power to resolve any ambiguity or correct any error in this Section 3, and its action in so doing shall be final and conclusive.

(j) Accountants' Certificate. The certificate of any independent firm of public accountants of recognized standing selected by the Board of Directors shall be presumptive evidence of the correctness of any computation made under this Section 3.

4. Voting Rights. Except as required by law or the Certificate of Incorporation of the Company, the holders of shares of Series B Participating Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Company for a vote or approval.

5. Senior Preferred Stock Permitted. The Company may, at any time or from time to time, authorize and issue shares of Preferred Stock in series that are senior to, or rank on parity with, the Series B Participating Preferred Stock, and nothing contained herein shall limit in any manner whatsoever the authority of the Board of Directors to fix the designation, powers, preferences and relative, participating, optional, voting or other special rights, and qualifications, limitations and restrictions thereof, any one or all of which may rank senior to, or on parity with, the Series B Participating Preferred Stock.

6. Definitions. As used herein with respect to Series B Participating Preferred Stock, the following terms shall have the following meanings:

(a) Junior Stock. The term "Junior Stock" shall mean the Common Stock, and any other series of Preferred Stock of the Company, or any other class or series of the capital stock of the Company, authorized or issued after the date on which this Certificate is filed, that is junior to and over which the Series B Participating Preferred Stock has preference and priority in the payment of dividends and in the payment of amounts in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

(b) Liquidity Event. The term "Liquidity Event" shall include (i) any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, under applicable law or in the event of its insolvency and (ii) upon the occurrence of a consolidation, merger or reorganization of the Company with or into, or a sale, lease or disposition of all or substantially all of the Company's assets, or substantially all of the Company's issued and outstanding capital stock, to any other company, or any other entity or person, other than a wholly-owned subsidiary of the Company, excluding a transaction in which stockholders of the Company prior to the transaction will maintain voting control of the resulting entity after the transaction (provided, however, that stock of the surviving entity held by stockholders of the Company acquired by means other than the exchange or conversion of the stock of the Company shall not be used in determining if the stockholders of the Company own more than fifty percent (50%) of the voting power of the surviving entity (or its parent), but shall be used for determining the total outstanding voting power of the surviving entity).

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(c) Original Issue Date. The term "Original Issue Date" shall mean the date on which a share of Series B Participating Preferred Stock was first issued.

(d) Parity Preferred. The term "Parity Preferred" shall mean the Series A Convertible Preferred Stock of the Company and any other series of Preferred Stock of the Company, or any other class or series of the capital stock of the Company, authorized or issued after the date on which this Certificate is filed, that is equal to and on parity with the Series B Participating Preferred Stock in the payment of dividends and in the payment of amounts in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

(e) Person. The term "Person" shall mean any individual, corporation, partnership, joint venture, joint stock association, business trust and other business entity, trust, unincorporated organization, governmental agency or authority or any other form of entity

7. Other Rights. The shares of Series B Participating Preferred Stock shall not have any powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein.

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IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer this 22nd day of October, 2004.

By: /s/ Amiram Ofir
Name: Amiram Ofir
Title: Chief Executive Officer

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State of Delaware
Secretary of State
Division of Corporations
Delivered 12:31 PM 10/25/2004
FILED 12:32 PM 10/25/2004
SRV 040767203 - 3291063 FILE

CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS AND PREFERENCES OF SERIES C CONVERTIBLE PREFERRED STOCK OF VSUS TECHNOLOGIES INCORPORATED

VSUS Technologies Incorporated, a Delaware corporation (the "Company"), acting pursuant to the Delaware General Corporation Law, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its Convertible Preferred Stock, Series C.

FIRST: The name of the Company is VSUS Technologies Incorporated.

SECOND: By unanimous consent of the Board of Directors of the Company, dated on or about October 22, 2004, the following resolutions were duly adopted:

WHEREAS, the Certificate of Incorporation ("Certificate of Incorporation") of the Company authorizes preferred stock consisting of 20,000,000 shares, par value $.001 per share, issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of the Company is authorized, subject to limitations prescribed by law, by the provisions of clause (b) of Article FOURTH of the Company's Certificate of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to clause (b) of Article FOURTH of the Certificate of Incorporation, there is hereby established a new series of One Thousand One Hundred and Fifty (1,150) shares of Preferred Stock of the Company (the "Series C Preferred Stock") to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article FOURTH as follows:

1. Voting Rights. The holder of each share of Series C Preferred Stock shall be entitled to cast ten thousand (10,000) votes per share of Series C Preferred Stock held on the record date for the vote or written consent of stockholders. The holder of each share of Series C Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company and shall vote with holders of the Common Stock upon all matters submitted to a vote of the holders of Common Stock. Additionally, the holders of Series C Preferred Stock shall be entitled to notice of any meeting in accordance with the bylaws of the Company and shall be entitled to vote as a class on any matters affecting the holders of Series C Preferred Stock as a class.

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2. Optional Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Series C Preferred Stock (including any accrued and unpaid dividends) shall be convertible, at the option of the holder thereof, on or after April 1, 2008, into ten thousand (10,000) shares of Common Stock at a price per share equal to $0.68 (the "Conversion Price"). The Conversion Price shall be subject to adjustment as provided below.

(b) Mechanics of Conversion.

(i) In order to convert shares of Series C Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates for such shares of Series C Preferred Stock at the office of the transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent or the Company shall be the conversion date ("Conversion Date"). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder, or, subject to compliance with applicable securities laws, to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) The Company shall at all times during which the Series C Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, solely for the purpose of effecting the conversion of all the outstanding shares of Series C Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series C Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the outstanding shares of Series C Preferred Stock, the Company shall use all reasonable efforts and take such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(iii) All shares of Series C Preferred Stock, which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive dividends, notices and to vote, shall immediately

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immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and any dividends declared and unpaid prior to the Conversion Date. Any shares of Series C Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series C Preferred Stock accordingly.

(c) <u>Adjustment for Stock Splits and Combinations</u>. If the Company shall, at any time, or from time to time after the initial issuance of the Series C Preferred Stock (the "Original Issue Date"), effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d) <u>Adjustment for Reclassification, Exchange, or Substitution</u>. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(e) <u>Adjustment for Merger or Reorganization, etc</u>. In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all of the assets or capital stock of the Company to another entity or individual, each share of Series C Preferred Stock shall thereafter be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series C Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interest thereafter of the holders of the Series C Preferred Stock, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

(f) <u>No Impairment</u>. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance

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performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series C Preferred Stock against impairment.

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 2, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder, if any, of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. The Company shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth: (1) such adjustments and readjustments, (2) the Conversion Price then in effect, and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series C Preferred Stock. Despite such adjustment or readjustment, the form of each or all Series C Preferred Stock Certificates, if the same shall reflect the initial or any subsequent conversion price, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of this Certificate of Designation, which shall control.

3. Restrictions and Limitations. So long as any shares of Series C Preferred Stock remain issued and outstanding, the Company shall not without the consent of the holders of a majority of the shares of Series C Preferred Stock then outstanding:

(a) Amend, alter or repeal any provision of the Certificate of Incorporation (including this Certificate of Designation), or the By-Laws of the Company;

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(b) Authorize, or increase the authorized amount of, any additional class or series of stock; or

(c) Effect any reclassification of the Series C Preferred Stock.

4. No Re-issuance of Series C Preferred Stock. No share or shares of Series C Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be returned to the status of undesignated shares of the Company's Preferred Stock.

5. Dividends. The holders of Series C Preferred Stock shall not be entitled to receive dividends when and as declared, out of the net profits of the Company.

6. Liquidation Preference. The holders of Series C Preferred Stock shall not be entitled to a liquidation preference in the event of any liquidation, dissolution or winding up of the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

7. Redemption. The shares of Series C Preferred Stock shall not be redeemable.

8. Ranking. The Series C Preferred Stock shall rank junior to all other series of Preferred Stock as to the distributions of assets, unless the terms of any such series shall provide otherwise.

9 Amendment. This Certificate of Designation constitutes an agreement between the Company and the holders of the Series C Preferred Stock. It may be amended by vote of both the Board of Directors of the Company and the holders of a majority of the outstanding shares of Series C Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer this 22nd day of October, 2004.

By: /s/ Amiram Ofir
Name: Amiram Ofir
Title: Chief Executive Officer

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State of Delaware
Secretary of State
Division of Corporations
Delivered 01:23 PM 11/08/2004
FILED 01:23 PM 11/08/2004
SRV 040803760 - 3291063 FILE

AMENDED CERTIFICATE OF DESIGNATION OF SERIES AND DETERMINATION OF RIGHTS AND PREFERENCES OF SERIES B PARTICIPATING PREFERRED STOCK OF VSUS TECHNOLOGIES INCORPORATED

VSUS Technologies Incorporated, a Delaware corporation (the "Compa ny"), acting pursuant to the Delaware General Corporation Law does hereby submit the following Amended Certificate of Designation of Series and Determination of Rights and Preferences of its Series B Participating Preferred Stock.

WHEREAS, the Certificate of Incorporation of the Company authorizes a class of shares designated as Preferred Stock, consisting of 20,000,000 shares, par value $.001 per share, and authorizes the Board of Directors to fix the designations, preferences, and rights granted to or imposed upon the Preferred Stock; and

WHEREAS, by unanimous consent of the Board of Directors of the Company dated October 22, 2004, the Board of Directors authorized the issuance of a series of Preferred Stock designated as "Series B Participating Preferred Stock" with 1,000 shares constituting such series (the "Series B Certificate of Designation"); and

WHEREAS, by unanimous consent of the Board of Directors of the Company dated November 1, 2004, the Board of Directors desires to amend in its entirety the rights, preferences, privileges, and restrictions of, and other matters relating to such series;

NOW, THEREFORE, BE IT RESOLVED that pursuant to the Certificate of Incorporation, the Series B Certificate of Designation is hereby amended as follows:

1. Dividends. So long as any share of Series B Participating Preferred Stock remains outstanding, the holders of shares of the Series B Participating Preferred Stock shall be entitled to participate, on an "as if converted" basis, in any and all dividends paid with respect to the Common Stock, and the holders of the Series B Participating Preferred Stock shall be entitled to a proportionate share of any and all dividends paid by the Company with respect to the Common Stock at any time as any share of the Series B Participating Preferred Stock remains outstanding as though the holders of each such share of the Series B Participating Preferred Stock were the holders of the number of shares of Common Stock of the Company into which their shares of the Series B Participating Preferred Stock are convertible (in accordance with Section 3 hereof) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such dividend. So long as any shares of the Series B Participating Preferred Stock remains outstanding, no dividend shall be paid on any share of the Common Stock unless concurrently therewith a dividend is paid with respect to all outstanding shares of the Series B Participating Preferred Stock in an amount for each such share of the Series B Participating Preferred Stock equal to the result obtained by multiplying (i) the per share dividend to be paid with respect to one share of the Common Stock by (ii) the number of shares of Common Stock of the Company into which one share of the Series B Participating Preferred Stock is convertible (in accordance with Section 3 hereof)

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as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such dividend.

In the event the Company shall declare a distribution (other than any distribution described in Section 2) payable in securities of other Persons, evidences of indebtedness issued by the Company or other Persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series B Participating Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series B Participating Preferred Stock were the holders of the number of shares of Common Stock of the Company into which their shares of the Series B Participating Preferred Stock are convertible (in accordance with Section 3 hereof) as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

2. Liquidation Rights. In the event of any Liquidity Event, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of shares of Series B Participating Preferred Stock shall be entitled to be paid in full an amount equal to $0.001 per share, together with all accrued dividends to such distribution or payment date whether or not earned or declared (the "Liquidation Value"). The Series B Participating Preferred Stock and the Parity Preferred shall rank on a parity as to the receipt of the respective preferential Liquidation Values for each such series upon the occurrence of such Liquidity Event. If, upon the occurrence of such Liquidity Event, the assets and funds thus distributed among the holders of the Series B Participating Preferred Stock and the Parity Preferred shall be insufficient to permit the payment to such holders of the full preferential Liquidation Values payable with respect thereto, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B Participating Preferred Stock and Parity Preferred in proportion to the preferential amount each such holder is otherwise entitled to receive. If the Liquidation Value shall have been paid in full to all holders of shares of Series B Participating Preferred Stock and the Parity Preferred, the remaining assets of the Company shall be distributed ratably among the holders of Series B Participating Preferred Stock, on an "as if converted" basis, and Junior Stock, according to their respective rights and preferences and in each case according to their respective numbers of shares.

3. Conversion Rights. The holders of shares of Series B Participating Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Mandatory Conversion. Immediately upon the occurrence of a Liquidity Event all shares of Series B Participating Preferred Stock then outstanding will, without any action on the part of the holders thereof, be deemed automatically converted into such number of fully paid and non-assessable shares of Common Stock of the Company such that after such issuance of Common Stock, the holders of Series B Participating Preferred Stock shall hold, in the aggregate, a number of shares of Common Stock of the Company equal to the Applicable Percentage of all the issued and outstanding shares of Common Stock of the Company on a fully diluted basis. The "Applicable Percentage" is equal to the percentage of the total Fair Market Value of the Company represented by the Fair Market Value of First

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Info Networks, Inc., a wholly owned subsidiary of the Company ("First Info"). "Fair Market Value" shall be determined by an independent appraisal. The Common Stock to be issued to the holders of the Series B Participating Preferred Stock shall be distributed pro rata among all the holders of the Series B Participating Preferred Stock.

(b) Optional Conversion. Anytime on or after November 1, 2007 (the "Optional Conversion Date") any holder of Series B Participating Preferred Stock shall have the right to convert into such number of shares of Common Stock as is determined by the following formula:

$$x = y\,((A \div B) \times (C \div D))$$

A = number of shares of Series B Participating Preferred Stock owned by the holder.
B = Total number of shares of Series B Participating Preferred Stock issued and outstanding.
C = Fair Market Value of First Info on the Optional Conversion Date.
D = Fair Market Value of VSUS on the Optional Conversion Date.
y = Total number of shares of common stock of VSUS issued and outstanding on the Optional Conversion Date.
x = Number of shares of common stock into which the holder of Series B Preferred Stock is entitled to convert.

For purposes hereof, "Fair Market Value" shall be determined by a mutually agreeable independent appraiser engaged for such purpose whose determination shall be binding on the parties hereto.

(c) Notices of Record Date. In the event that the Company shall propose at any time after the Original Issue Date: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with each such event, the Company shall send to the holders of Series B Participating Preferred Stock : (A) at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (iii) and (iv) above; and (B) in the case of the matters referred to in (iii) and (iv) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

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(d) Issue Taxes. The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Participating Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(e) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Participating Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Participating Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Participating Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation of the Company.

(f) Fractional Shares. No fractional share shall be issued upon the conversion of the Series B Participating Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion the Series B Participating Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(g) Notices. Any notice required by the provisions of this Section 3 to be given to the holders of shares of Series B Participating Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, or if sent by facsimile or delivered personally by hand or nationally recognized courier and addressed to each holder of record at such holder's address or facsimile number appearing in the records of the Company.

(h) Meaning of "Common Stock." For the purpose of this Section 3, the term "Common Stock" shall include any stock of any class or series of the Company which has no preference or priority in the payment of dividends or in the distribution of assets in the event of any Liquidity Event which is not subject to redemption by the Company. However, shares issuable upon conversion of shares of Series B Participating Preferred Stock shall include only shares of the class designated as Common Stock as of the Original Issue Date of shares of Series B Participating Preferred Stock or shares of the Company of any classes or series resulting from any reclassification or reclassifications thereof and which have no preference or priority in the payment of dividends or in the distribution of assets in the event of any Liquidity Event and which are not subject to redemption by the Company, provided that if at any time there shall be more than one such resulting class or series, the shares of each such

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class and series then so issuable shall be substantially in the proportion which the total number of shares of such class and series resulting from all such reclassifications bears to the total number of shares of all such classes and series resulting from all such reclassifications.

(i) Postponement of Adjustments; Calculations. Any adjustment in the conversion price otherwise required by this Section 3 to be made may be postponed if such adjustment (plus any other adjustments postponed pursuant to this paragraph and not theretofore made) would not require an increase or decrease of more than 1% in such price. All calculations hereunder shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

(j) Tax Adjustments. The Board of Directors may make such adjustments in the conversion price, in addition to those required by this Section 3, as shall be determined by the Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for Federal income tax purposes to the recipients. The Board of Directors shall have the power to resolve any ambiguity or correct any error in this Section 3, and its action in so doing shall be final and conclusive.

(k) Accountants' Certificate. The certificate of any independent firm of public accountants of recognized standing selected by the Board of Directors shall be presumptive evidence of the correctness of any computation made under this Section 3.

4. Voting Rights. Except as required by law or the Certificate of Incorporation of the Company, the holders of shares of Series B Participating Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Company for a vote or approval.

5. Senior Preferred Stock Permitted. The Company may, at any time or from time to time, authorize and issue shares of Preferred Stock in series that are senior to, or rank on parity with, the Series B Participating Preferred Stock, and nothing contained herein shall limit in any manner whatsoever the authority of the Board of Directors to fix the designation, powers, preferences and relative, participating, optional, voting or other special rights, and qualifications, limitations and restrictions thereof, any one or all of which may rank senior to, or on parity with, the Series B Participating Preferred Stock.

6. Definitions. As used herein with respect to Series B Participating Preferred Stock, the following terms shall have the following meanings:

(a) Junior Stock. The term "Junior Stock" shall mean the Common Stock, and any other series of Preferred Stock of the Company, or any other class or series of the capital stock of the Company, authorized or issued after the date on which this Certificate is filed, that is junior to and over which the Series B Participating Preferred Stock has preference and priority in the payment of dividends and in the payment of amounts in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

(b) Liquidity Event. The term "Liquidity Event" shall include (i) any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, under applicable law or in the event of its insolvency and (ii) upon the occurrence of a consolidation, merger or reorganization

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of the Company with or into, or a sale, lease or disposition of all or substantially all of the Company's assets, or substantially all of the Company's issued and outstanding capital stock, to any other company, or any other entity or person, other than a wholly-owned subsidiary of the Company, excluding a transaction in which stockholders of the Company prior to the transaction will maintain voting control of the resulting entity after the transaction (provided, however, that stock of the surviving entity held by stockholders of the Company acquired by means other than the exchange or conversion of the stock of the Company shall not be used in determining if the stockholders of the Company own more than fifty percent (50%) of the voting power of the surviving entity (or its parent), but shall be used for determining the total outstanding voting power of the surviving entity).

(c) Original Issue Date. The term "Original Issue Date" shall mean the date on which a share of Series B Participating Preferred Stock was first issued.

(d) Parity Preferred. The term "Parity Preferred" shall mean the Series A Convertible Preferred Stock of the Company and any other series of Preferred Stock of the Company, or any other class or series of the capital stock of the Company, authorized or issued after the date on which this Certificate is filed, that is equal to and on parity with the Series B Participating Preferred Stock in the payment of dividends and in the payment of amounts in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

(e) Person. The term "Person" shall mean any individual, corporation, partnership, joint venture, joint stock association, business trust and other business entity, trust, unincorporated organization, governmental agency or authority or any other form of entity.

7. Other Rights. The shares of Series B Participating Preferred Stock shall not have any powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein.

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IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer this 1st day of November, 2004.

By: /s/ Amiram Ofir
Name: Amiram Ofir
Title: Chief Executive Officer

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RESIGNATION OF AGENT

BlumbergExcelsior Corporate Services, Inc., located 1220 N. Market Street, suite 806, City of Wilmington, County of New Castle, State of Delaware was designated agent VSUS Technologies Incorporated In accordance with the General Corporation Law of the State of Delaware as amended.

On December 9, 2005 there was mailed from the office of said BlumbergExcelsior Corporate Services, Inc. in Wilmington, Delaware a formal notice to: Hodgson Russ
60 East 42nd Street
New York City 10165

notifying said corporation, in accordance with provisions of Section 136 of General Corporation Law of the State of Delaware, that the said BlumbergExcelsior Corporate Services, Inc., resigning as registered agent of the aforesaid corporation in the state of Delaware.

In accordance with the provisions of Section 136 of state statue, said BlumbergExcelsior Corporate Services, Inc., has caused this Certificate of Resignation to be prepared and executed by its Agent January 18, 2006, hereby resigning as Registered Agent.

BlumbergExcelsior Corporate Services, Inc.

Marc D. Moel

Registered Agent
Marc D. Moel, Asst. Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 01/18/2006
FILED 08:00 AM 01/18/2006
SRV 060049593 - 3291063 FILE

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State of Delaware
Secretary of State
Division of Corporations
Delivered 03:34 PM 07/25/2008
FILED 03:34 PM 07/25/2008
SRV 080819228 - 3291063 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of Delaware, the charter of which was forfeited for failure to obtain a registered agent, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is Vsus Technologies Incorporated
2. Its registered office in the State of Delaware is located at 160 Greentree Dr. #101 Street, City of Dover Zip Code 19904 County of Kent the name of its registered agent is National Registered Agents, Inc.
3. The date the Certificate of Incorporation was filed in Delaware was 09/20/2000.
4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 16th day of February, 2006, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.
5. This corporation was duly organized and carried on the business authorized by its charter until the 17th day of February A.D. 2006, at which time its charter became inoperative and forfeited for failure to obtain a registered agent and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his/her hand to this certificate this 24th day of July A.D. 2008.

By: [signature]
Authorized Officer

Name: Steven Goldberg
Print or Type

Title: CFO

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State of Delaware
Secretary of State
Division of Corporations
Delivered 01:28 PM 12/11/2008
FILED 01:28 PM 12/11/2008
SRV 081186039 - 3291063 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of VSUS Technologies, Incorporated, resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation be amended by changing the Article thereof numbered "FIRST:" so that, as amended, said Article shall be and read as follows:

The name of the corporation is "VSUS Technologies, Incorporated."

RESOLVED FURTHER, that an article number FOURTH: (k) be added to the Certificate of Incorporation stating:

"FOURTH: (k). Each one thousand and five hundred (1,500) issued and outstanding shares of Common Stock of the Corporation shall thereby be combined into one (1) share of validly issued, fully paid and non-assessable share of Common Stock having a par value of $0.01. Each person at that time holding of record any issued and outstanding shares of Common Stock shall receive upon surrender to the Corporation's transfer agent a stock certificate or certificates to evidence and represent the number of shares of post-reverse split Common Stock which such shareholder is entitled after giving effect to the reverse split; however, that the Corporation shall not issue fractional shares of Common Stock in connection with this reverse split, but, in lieu thereof shall round any fractional shares to the next higher whole share upon surrender of certificates representing those shares to the Corporation's transfer agent. This Article shall not affect the authorized shares of the Corporation's capital stock."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a consent of a majority of the stockholders in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware at which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of December, 2008.

By: ______________________
Kyle Gotshalk, President/CEO and Director

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Resolutions Adopted By The Board of Directors Of VSUS Technologies, Incorporated

The undersigned, being a majority of directors of VSUS Technologies, Incorporated, a Delaware corporation (the "Corporation"), acting pursuant to Section 141(f) of the Delaware General Corporation Law, do hereby consent to the adoption of, and hereby adopt, the following resolutions with the same force and effect as if they had been adopted at a duly convened meeting of the Board of Directors of the Corporation (the" Board"):

> **WHEREAS,** I, Steven Goldberg as an Officer and sole Director of the company hereby adopt and amend the Bylaws as set forth by the state of Delaware.
>
> **NOW, THEREFORE, BE IT RESOLVED,** that the Board of Directors adopt this resolution on this 15th day of May, 2008.

These resolutions may be executed in one or more counterparts, each of which shall be an original and all of which together shall be one and the same instrument. These resolutions shall be filed in the Minute Book of the Corporation and become a part of the records of the named Corporation.

May 15th, 2008

Steven Goldberg- CEO/Director

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VSUS TECHNOLOGIES, INCORPORATED

7491 N FEDERAL HIGHWAY SO5-324, BOCA RATON, FLORIDA 33487

INCORPORATED SEPTEMBER 2, 2000

DELAWARE REGISTRY FILE NUMBER 001476135-3291063

FORMATION DOCUMENTS

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BYLAWS OF

VSUS TECHNOLOGIES, INCORPORATED
A DELAWARE CORPORATION

ARTICLE I
OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE

The location of the principal executive office of the corporation shall be fixed by the board of directors. It may be located at any place within or outside the state of Delaware. The secretary of this corporation shall keep the original or a copy of these bylaws, as amended to date, at the principal executive office of the corporation if this office is located in Delaware. If this office is located outside of Delaware, the bylaws shall be kept at the principal business office of the corporation within Delaware. The officers of the corporation shall cause the corporation to file an annual statement with the Secretary of State of Delaware as required specifying the street address of the corporation's principal executive office.

SECTION 2. OTHER OFFICES

The corporation may also have offices at such other places as the board of directors may from time to time designate, or as the business of the corporation may require.

ARTICLE II
STOCKHOLDERS' MEETING

SECTION 1. PLACE OF MEETINGS

All meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place as may be determined by the board of directors.

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SECTION 2. ANNUAL MEETING

The annual meeting of the shareholders shall be held on the first Monday of April of each year, at 12:00 noon, at which time the shareholders shall elect a board of directors and transact any other proper business. If this date falls on a legal holiday, then the meeting shall be held on the following business day at the same hour.

SECTION 3. SPECIAL MEETING

Special meetings of the shareholders may be called by the board of directors, the president, or by one or more shareholders holding at least 10 percent of the voting power of the corporation.

SECTION 4. NOTICES OF MEETINGS

Notices of meetings, annual or special, shall be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there be no such officer, or in the case of his or her neglect or refusal, by any director or shareholder.

Such notices shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the stock transfer books of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Such notice shall state the place, date and hour of the meeting and (1) in the case of a special meeting, the general nature of the business to be transacted, and that no other business may be transacted, or (2) in the case of an annual meeting, those matters which the board at the time of mailing of the notice, intends to present for action by the shareholders, but, subject to the provisions of Section 6 of this Article, any proper matter may be presented at the annual meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of the nominees which, at the time of the notice, the board of directors intends to present for election. Notice of any adjourned meeting need not be given unless a meeting is adjourned for forty-five (45) days or more from the date set for the original meeting.

SECTION 5. WAIVER OF NOTICE

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of

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the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers or consents shall be filed with the corporate records or made a part of the minutes of the meeting, nor the purpose of any annual or special meeting of shareholders need be specified in any written waiver of notice, except as provided in Section 6 of this Article.

SECTION 6. SPECIAL NOTICE AND WAIVER OF NOTICE OF REQUIREMENTS

Except as provided below, any shareholder approval at a meeting, with respect to the following proposals, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting, or in any written waiver of notice.

a. Approval of a contract or other transaction between the corporation and one or more of it's directors or between the corporation and any corporation, firm, or association in which one or more of the directors has a financial interest.

b. Amendment of the Articles of Incorporation after any shares have been issued;

c. Approval of the principal terms of a reorganization;

d. Election to voluntarily wind up and dissolve the corporation;

e. Approval of a plan of distribution of shares as a part of the winding up of the corporation.

Approval of the above proposals at a meeting shall be valid with or without such notice, if it is by the unanimous approval of those entitled to vote at the meeting.

SECTION 7. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice if a consent, in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum, number of votes that would be necessary to authorize or take such action at a meeting at which shares entitled to vote thereon were present and voted.

Unless the consent of all shareholders entitled to vote have been solicited in writing, notice of any shareholders' approval, with respect to any one of the following proposals, without a meeting, by less than

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unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval.

a. Approval of a contract or other transaction between the corporation and one or more of its directors or between the corporation and another corporation, firm, or association in which one or more of the directors had a material financial interest.

b. To indemnify an agent of the corporation;

c. To approve the principal terms of a reorganization; or

d. To approve a plan of distribution of shares as part of the winding up of the corporation;

Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than a unanimous written consent to the shareholders entitled to vote or who have not consented in writing.

Not withstanding any of the forgoing provisions of this section, directors may not be elected by written consents except by the unanimous written consent of all shares entitled to vote for election of directors.

A written consent may be revoked by a writing received by the corporation prior to the time that written consent of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not be revoked thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

SECTION 8. QUORUM AND SHAREHOLDER ACTION

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote of a greater number is required by law and except as provided in the following paragraphs of this section.

The shareholders present at a duly called or held meeting at which a quorum is presented may continue to transact business until adjournment notwithstanding the withdrawal of enough of the shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum.

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In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted except as provided in the foregoing provisions of this section.

SECTION 9. VOTING

Only shareholders of record on the record date fixed for voting purposes by the board of directors pursuant to Article VIII, Section 3 of these bylaws, or, if there be no such date fixed, on the record dates given below, shall be entitled to vote at a meeting.

If no record date is fixed:

a. The record date for determining shareholders entitled to notice of, or to vote at a meeting of shareholders, shall be at the close of business on the day next proceeding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

b. The record date for determining shareholders entitled to give consent to corporate actions in writing without a meeting, when no prior action by the board is necessary, shall be the day on which the first written consent is given.

c. The record date for determining shareholders for any other purpose shall be the close of business on the day on which the board adopts the resolution relation thereto, or the 60th day prior to the date of such other auction, whichever is later.

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the Articles of Incorporation or by other provisions of these bylaws.

Except with respect to election of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

At each election of directors, shareholders shall not be entitled to cumulate vote unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice

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at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among a number of candidates as he or she thinks fit. The candidate receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder make before the voting begins, the election of directors shall be by ballot rather than by voice vote.

SECTION 10. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to such shares by filing a written proxy with the secretary of the corporation, executed by such person or his or her duly authorized agent.

A proxy shall not be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall continue in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided.

ARTICLE III
DIRECTORS

SECTION 1. POWERS

Subject to any limitations in the Articles of Incorporation and to the provisions of the Delaware Corporation Code, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by, or under the direction, of the board of directors.

SECTION 2. NUMBER

The authorized number of directors shall be three (3) until changed by amendment to this article of these bylaws.

After issuance of shares, this bylaw may only be amended by approval of a majority of the outstanding shares entitled to vote; provided, moreover, that a bylaw in accordance with the additional requirements of Article IX of these bylaws.

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SECTION 3. ELECTION AND TENURE OF OFFICE

The directors shall be elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors have been elected and qualified.

SECTION 4. VACANCIES

A vacancy on the board of directors shall exist in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or incase the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which any director is elected. The board of directors may declare vacant the office of a director who has been declared of unsound mind by and order of court or who has been convicted of a felony.

Except for a vacancy created by the removal of a director, vacancies on the board of directors may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with this Article of these Bylaws, of (3) a sole remaining director. Vacancies occurring on the board by reason of the removal of directors may be filled only by approval of the shareholders. Each director so elected shall hold office until the next annual meeting of the shareholders and until his or her successor has been elected or qualified.

The shareholders may elect a director at any time to fill a vacancy not filled by the directors. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote, except that the unanimous written consent of the shareholders shall be required to fill a vacancy on the board caused by removal of a director.

Any director may resign effective upon giving written notice to the chair-person of the board of directors, the president, the secretary or to the board of directors unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, the successor may be elected to take office when the resignation becomes effective. Any reduction of the authorized number of directors does not remove any director prior to the expiration of such director's terms in office.

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SECTION 5. REMOVAL

Any or all of the directors may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote.

The Superior Court of the proper county may, on the suit of shareholders holding at least 10 percent of the number of outstanding shares of any class, remove from office any directors in case of fraudulent or dishonest acts or gross abuse of authority or discretion with reference to the corporation and may bar from re-election any director so removed for a period prescribed by the court. The corporation shall be made a party to such action.

SECTION 6. PLACE OF MEETINGS

Meetings of the board of directors shall be held at any place, within or without the State of Delaware, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation or as may be designated from time to time by the board of directors. Meetings of the board may be held through the use of conference telephone or similar communications equipment, as long as all directors participating in the meeting can hear one another.

SECTION 7. ANNUAL, REGULAR AND SPECIAL DIRECTORS MEETINGS

An annual meeting of the board of directors shall be held without immediately after and at the same place as the annual meeting of the shareholders.

Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors. Call and notice of these regular meetings shall not be required.

Special meetings of the board of directors may be called by the chairperson of the board, the president, vice-president, secretary or any director. Special meetings of the board of directors shall be held upon four (4) day's notice by mail, or forty-eight (48) hours' notice delivered personally or by telephone or telegraph. A notice or waiver of notice need not specify the purpose of any special meeting of the board of directors.

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If any meeting is adjourned for more than 24 hours, notice of the adjournment to another time or place shall be given before the time of the resumed meeting to all directors who were not present at the time of adjournment of the original meeting.

SECTION 8. QUORUM AND BOARD ACTION

A quorum for all meetings of the board of directors shall consist of a majority of the authorized number of directors, but not less than two (2) directors.

Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the board, subject to the provisions of section 310 (relating to the approval of contracts and transaction in which a director has a material interest). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any such action taken is approved by at least a majority of the required quorum for such meeting.

A majority of the directors present at a meeting may adjourn any meeting to another time or place, whether or not a quorum is present at the meeting.

SECTION 9. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to hold the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Waivers of notice or consents need not specify the purpose of the meeting.

SECTION 10. ACTION WITHOUT MEETING

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of the directors.

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SECTION 11. COMPENSATION

No salary shall be paid directors, as such, for their services but, by resolution, the board of directors may allow a reasonable fixed sum and expenses to be paid for attendance at regular or special meetings. Nothing contained herein shall prevent a director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attendance at meetings.

ARTICLE VI
CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS

The share register shall be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation, for a purpose reasonable related to such holder's interest as a shareholder or holder of a voting trust certificate. Such inspection and copying under this section may be made in person or by agent or attorney.

The accounting books and records of the corporation and minutes of proceedings of the shareholders and the board and committees of the board shall be open to inspection upon the written demand on the corporation by any shareholder or holder of a voting trust certificate at any time during usual business hours upon, for a purpose reasonable related to such holder's interest as a shareholder or holder of a voting trust certificate. Such inspection by a shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Shareholders shall also have the right to inspect the original or a copy of these bylaws, as amended to date and kept at the corporation's principal executive office, at all reasonable times during business hours.

SECTION 2. INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation, domestic and foreign. Such inspection by a director may be made in person or by agent or attorney. The right of inspection includes the right to copy and make extracts.

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SECTION 3. RIGHT TO INSPECT WRITTEN RECORDS

If any record subject to inspection pursuant to this chapter is not maintained in written form, a request for inspection is not complied with unless and until the corporation at its expense makes such record available in written form.

SECTION 4. WAIVER OF ANNUAL REPORT

The annual report to shareholders is hereby expressly waived, as long as this corporation has less than 100 shareholders of record of its shares. This waiver shall be subject to any provision of law allowing shareholders to request the corporation to furnish financial statements.

SECTION 5. CONTRACTS, ETC.

The board of directors, except as otherwise provided in the bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of his corporation. Such authority may be general or confined to specific instances. Unless so authorized by the board of directors, no officer, agent, or employee shall have any power to or authority to bind the corporation by any contract, or to pledge its credit, or to render it liable for any purpose or to any amount.

ARTICLE VII
INDEMNIFICATION OF CORPORATE AGENTS

SECTION 1. INDEMNIFICATION

The directors and officers of the corporation shall be indemnified by the corporation to the fullest extent not prohibited by the Delaware Corporation Code.

The corporation shall have the power to purchase and maintain insurance on behalf of any agent against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability.

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ARTICLE VIII
SHARES

SECTION 1. CERTIFICATES

The corporation shall issue certificates for its shares when fully paid. Certificates of stock shall be issued in numerical order, and shall state the name of the record holder of the shares represented thereby; The number, designation, if any, and the class or series of shares represented thereby; and contain any statement or summary required by applicable provision of the Delaware Corporations Code.

Every certificate for shares shall be signed in the name of the corporation by the chairman or vice chairman of the board or the president or vice president, and by the treasurer, the secretary, or an assistant secretary.

SECTION 2. TRANSFER OF SHARES

Upon surrender to the secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied, by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the secretary of the corporation to issue a new certificate to the person entitled thereto, to cancel the old certificate, and to record the transaction upon the share register of the corporation.

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall not be more than sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

SECTION 4. RIGHT OF FIRST REFUSAL

If any shareholder receives an offer, whether or not solicited by him/her, from a person not an officer, director or shareholder of the Company to purchase all, or any part, of his/her shares in the Company, and if the shareholders receiving the offer is willing to accept it, he/

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she shall give written notice of the amount and terms of the officer, the identity of the proposed buyer and his/her willingness to accept the offer to the Chief Financial Officer of the Company, or to the Board of Directors. The company, its other stockholders, directors, and officers (in that order) shall have the option within 90 days after that notice is given to purchase that shareholder's interest (or designated portion of the interest) on the same terms as those contained in the offer.

SECTION 5. SALE OR REPURCHASE IN THE EVENT OF STOCKHOLDER DEATH

In the event of a shareholder's death (or in the event of the death of all of the beneficiaries of any trust which may hold stock in the corporation) the shareholder's estate (trustee) shall be obligated to offer to sell it's interest first to the other shareholders, directors and officers (in that order), should the above fail to agree to purchase all of said shares within thirty (30) calendar days on terms agreeable between the parties then the deceases shareholder's estate shall be obligated to sell the Company and the Company shall be obligated to buy any remaining interest under the terms and conditions set forth below:

1. Within sixty (60) calendar days of the deceases shareholder's death the company shall nominate, in writing, three (3) qualified appraisers to establish the company's net value at the time of the shareholder's death.

The deceased shareholder's estate shall have the right to select, in writing, any one (1) of the proposed appraisers and the company will appoint and hire the selected appraiser, or in an acceptable appraiser can not be agreed upon the deceases shareholder's estate shall have the right to hire and appoint a qualified appraiser of its own choice and the company shall have the right to accept this appraiser or select and hire its own appraiser. The selected appraiser(s) shall work independently, with all contacts between the appraiser(s) and the company and the estate. The company shall promptly release requested information in the same fashion as required by these by-laws to a director or stockholder. From Company provided information, public records and other data available to the appraiser(s), the appraiser(s) shall establish the net value of the company and the deceased shareholder's interest therein at the time of said shareholder's death. The appraiser(s) shall present the final evaluation of the company's net value and deceased shareholder's interest within sixty (60) calendar days of appointment:

a. If one appraiser is settled upon the net values shall be the value as determined by the selected appraiser.

b. If two appraisers are selected the net values shall be the arithmetic average of the two appraisals.

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2. The company shall have the right to select to pay the deceased shareholder's estate the full value of it's appraised interest through escrow upon surrender of the shares, properly indorsed, in one of the following four (4) ways:

   a. By distribution of cash and or real estate holdings of equal or greater value than the appraised deceased shareholder's interest. Said distribution to be elected and selected assets to be placed in escrow within thirty (30) calendar days of receipt of the appraiser(s) final report(s). The above described appraiser(s) shall be called upon to settle any dispute that arises as to the fair value of any real estate proposed to be used to satisfy this option. If two (2) appraisers are used the agreed fair value shall be the arithmetic average of the two appraisal, or;

   b. With a thirty-six (36) month, interest only note, bearing interest at four (4) points above 12th District cost of funds, with quarterly interest payments starting sixty (60) calendar days after receipt of his appraiser(s) final report(s), all due and payable at the end of term. The Company reserves the right to prepay the entire note at any time without penalty, or;

   c. With a sixty (60) month, fully amortized note, bearing interest at three (3) points above 12th District cost of funds with approximately equal monthly payments. Payments starting Ninety (90) calendar days after receipt of the appraiser(s) final report(s). The company reserves the right to prepay the entire note at any time without penalty, or;

   d. A lump sum to be paid in cash within one hundred eighty (180) calendar days of receipt of the appraiser(s) final report(s).

Should the Company fail to implement any of the above options the deceased shareholder's estate shall have the right to call for an auction of all Company assets and a total liquidation of the corporation. In the event of such an auction the proceeds, if any, shall be distributed in accordance with percentage of stock controlled by each shareholder at the time of the auction.

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ARTICLE IX
AMENDMENT OF BYLAWS

SECTION 1. BY SHAREHOLDERS

Bylaws may be adopted, or amended, or repealed by the affirmative vote or by the written consent of holders of a majority of the outstanding shares of the corporation entitled to vote. However, a bylaw amendment which reduces the fixed number of directors to a number less than five (5) shall not b effective if the votes cast against its adoption are equal to more than 16 2/3 percent of the outstanding shares entitled to vote.

SECTION 2.

Subject to the right of shareholders to adopt, amend, or repeal bylaws, the directors may adopt, anent or repeal any bylaw, except that a bylaw amendment changing the authorized number of directors, may be adopted by the board of directors only if prior to the issuance of shares.

ARTICLE X
OFFICERS

SECTION 1. OFFICERS

The officers of the corporation shall be a president, a vice-president, a secretary, and a treasurer who shall be the chief financial officer of the corporation. The corporation also may have such other officers with such titles and duties as shall be determined by the board of directors. Any number of offices may be held by the same person.

SECTION 2. ELECTION

All officers of the corporation shall be chosen by, and serve at the pleasure of the board of directors.

SECTION 3. REMOVAL AND RESIGNATION

An officer may be removed by the board at any time, either with or without cause. An officer may resign at any time upon written notice to the corporation given to the board, the president of the secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any other time specified therein. The removal or resignation of an officer shall be without prejudice to the

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rights, if any, of the officer or the corporation under any contract of employment to which the officer is a party.

SECTION 4. PRESIDENT

The president shall be the chief executive officer and general manager of the corporation and, subject to the direction and control of the board of directors, shall have the general supervision, direction and control of the business and affairs of the corporation. He or She shall preside at all meetings of the shareholders and directors and be an ex-officio member of all standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may from time to time be prescribed by the board of directors or the bylaws. The President may appoint Directors at His or Her discretion at any point in time during the term of His or Her Presidency if there is a vacancy between annual Shareholder meetings.

SECTION 5. VICE-PRESIDENT

In the absence or disability of the president, the vice-presidents, in order of their rank as fixed by the board of directors (or if not ranked, the vice-president designated by the board) shall perform all the duties of president and, when co voting, shall have all the powers of, and be subject to all the restrictions upon the president. Each vice-president shall have such powers and perform such other duties as may from time to time be prescribed by the board of directors or the bylaws.

SECTION 6. SECRETARY

The secretary shall keep, or cause to be kept, at the principle executive office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes shall state the time and place of holding all meetings; whether regular or special, and if special, how called or authorized; the notice thereof given or the waivers of notice received; the names of those present at directors' meeting; the number of shares present or represented at shareholder's meetings; and an account of the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principle executive office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares by each, the number

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and date of certificates issued for share, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall keep, or cause to be kept, at the principle executive office of the corporation, the original or a copy of the bylaws of the corporation, as amended to date, certified by him or her.

The secretary shall give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of the bylaws.

The secretary shall have charge of the seal of the corporation and have such other powers and perform such other duties as may from time to time be prescribed by the board or the bylaws.

In the absence or disability of the secretary, the assistant secretaries if any, in order of their rank as fixed by the board of directors (or if not ranked, the assistant secretary designated by the board) shall perform all the duties of the secretary and, when so acting, shall have all the powers of, and be subject to all the restriction upon, the secretary. Each assistant secretary, if any, shall have such powers and perform such other duties as may form time to time be prescribed by the board of directors or the bylaws.

SECTION 7. TREASURER

The treasurer shall be the chief financial officer of the corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

The treasurer shall deposit monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation in payment of the just demands against the corporation as authorized by the board of directors; shall render to the president and directors, whenever the request is, an account of all his or her transactions as treasurer and the financial condition of the corporation; and shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors or the bylaws.

In the absence or disability of the treasurer, the assistant treasurers if any, in order of their rank as fixed by the board of directors (or if not ranked, the assistant treasurer designated by the board) shall perform all the duties of the treasurer and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the treasurer. Each assistant treasurer, if any, shall have such powers

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and perform such other duties as may from time to time be prescribed by the board of directors or the bylaws.

ARTICLES XI
EXECUTIVE COMMITTEES

SECTION 1.

The board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of one or more directors, to serve at the pleasure of the board. Any such committee, to the extent provided in the resolution of the board, shall have the authority of the board, except with respect to:

a. The approval of any action for which the approval of the stockholders is required.

b. The filing of vacancies on the board or in any committee.

c. The fixing of compensation of the directors for serving on the board or any committee.

d. The amendment or repeal of bylaws or the adoption of new bylaws.

e. The amendment or repeal or any resolution of the board which by its express terms is not so amendable or repealable.

f. A distribution to the shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board.

g. The appointment of other committees of the board or members thereof.

CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the Bylaws of the corporation named in the title thereto and that such Bylaws were duly adopted by the board of directors of the corporation on the date set forth below.

Dated: 5/18/08

Acting CEO and Sole Director
Steven Calley

ESTIMATE OF PROBABLE RESERVES AND CONCESSIBLE POTENTIAL OF COAL OF LA TABAQUERA MINE IN GUADUAS, CUNDINAMARCA, REPUBLIC OF COLOMBIA

APPLICANT: VSUS TECHNOLOGIES INC

OWNER: ERASMO ALMANZA LATORRE

PREPARED BY: ENGINEER OF MINES AND METALLURGY, JORGE AGUDELO LÓPEZ

TRANSLATION BY: JOHN CAMPO

Guaduas (Cundinamarca), September 2011

Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

TABLE OF CONTENTS

1 BASIC INFORMATION.
1.1 VISUAL INSPECTION OF THE GROUNDS
1.2 TYPE OF PROPERTY.
1.3 LOCATION
1.4 SPECIFIC LOCATION
1.5 APPLICANT
1.6 VISUAL INSPECTION
1.7 TRANSPORT
1.8 LOGISTICS
1.9 PUBLIC SERVICES.
2 TITLING
2.1 OWNER
2.2 OBSERVED TITLES
2.3 LAND USES
2.4 AGROLÓGICA CLASSIFICATION.
2.5 FINAL DELIMITATION OF THE AREA OF EXPLOITATION
2.6 PHYSICAL CHARACTERISTICS
2.6.1 Physiographic
2.6.2 Soils
2.6.3 Climate
2.6.4 Hydrography
2.6.5 Vegetation
2.7 REGIONAL GEOLOGIC FRAMEWORK
2.7.1 Lithological units:
2.7.2 Structures:
2.8 LOCAL GEOLOGY
2.8.1 Lithological units
2.8.2 Structures
2.9 GEOLOGY OF THE SITE - MARBLES
2.9.1 Description:
2.9.2 Local geomorphology:
2.9.3 Quality of the deposit:
3 MINING RESERVES
3.1 CALCULATION OF RESERVES
3.2 CALCULATION OF RESERVES, LOCATION AND CHARACTERISTICS
3.3 ESTIMATION OF THE NET PRESENT VALUE OF RESERVATIONS
3.4 CODE OF MINES (LAW 685 OF 2001).
3.5 COMMERCIALIZATION
3.6 FACTORS CONSIDERED
3.7 METHODOLOGY
3.8 NOTES

Engineer of Mines and Metallurgy, JORGE AGUDELO LOPEZ- RNA 0721 8159 Page 2

Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

1 BASIC INFORMATION.

1.1 Visual inspection of the grounds

The land where La Tabaquera Mine (vereda Salsipuedes) is located was inspected by appraiser Jorge Agudelo López, engineer of mines and metallurgy, former program coordinator of mines at the University of Antioquia, expert Appraiser of mines, an active member of Lonjanal-Antioquia, inscribed on the national register of appraisers under no. 07-21 8159, an Assistant geologist and Geophysicist Advisor.

He carried out tours on July 30 and August 3 -4, 2011, where he was able to verify the information contained in this report.

1.2 Type of property.

It is a rural farm with cattle and agriculture designation. It has no nearby buildings.

1.3 Location

MARIQUITA
Antiguo
Armero
Guayabal
Cuchilla de Lambi
HONDA
Cuchilla Flor Colorada
Méndez
RIO MAGDALENA
GUADUAS
B
Alto San Bernardo
1.250 m.

The site is reached by taking the Bogotá-Guaduas road and diverting to the North by a secondary road leading to Guaduero and Dindal of Guaduas, and then a detour is taken towards vereda Salsipuedes, which allows you to take a bridle path in regular condition that leads to several farms in the region and the mine being evaluated.

It is also possible to enter from North to South by the road of Puerto Salgar to Guaduero (future Road to the Sun). Currently the road is in regular condition. Once the detour to Dindal is passed, the road leading to Guaduero is entered, and then the detour to vereda El Silencio and then the bridle path that leads to the different properties of the region and to the mine.

1.4 Specific location

Property is located on the vereda Salsipuedes, municipality of Guaduas, Department of Cundinamarca, Republic of Colombia.

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

Administrative Division: Its territory has a total area of 757 square kilometers and is bordered to the North with Puerto Salgar, East with Utica, Black Creek, Caparrapi and Villeta, Viani and Chaguani to the South and the West with the departments of Tolima and Caldas. Within its territory are inspections of, Guaduero, La Paz and port Bogota. Its thermal floors are divided between warm and mild.

Córdoba
Caparrapí
La Palma
Topaipí
Guayabal
El Dindal
El Peñón
Puerto Bogotá
La Paz
Utica
La Peña
Quebradanegra
Vergara
Nimaima
Nocaima
Villeta
La Vega

Economic Activity: Basically depends on livestock, agriculture, and oil exploitation. There is also fish farming, poultry farming, and cultivation of coffee, sugar cane, bananas, corn, cassava, cotton beans, cacao, legumes, fruits and vegetables.

Grazing occurs in 85% of the paths of the municipality; coffee appears in 70% of them, followed by sugar cane in 65%. The main economic activities are raising cattle and agriculture. Employment in the area has increased due to the different oil companies that have been installed in the area, especially Pacific Rubiales, in the last ten years. There are also some quarries in exploitation.

The construction of the Road to the Sun has also increased employment. It is of special interest to the leaders of the municipality that mining generate employment, which only a few years ago was non-existent.

Transportation and Communications: The area has a good system of telecommunications and cellular coverage of all operators. There is a good system of public transportation.

From the town square to the premises of the property there is a distance of approximately 27 km at an average speed of 25 Km/h, the trajectory is uncovered with normal specifications and in regular condition.

1.5 Applicant

The applicant company is VSUS Technologies Inc., domiciled in Delaware (USA), a company that has negotiated the title with Petroleum Engineer Erasmo Almanza Latorre.

1.6 Visual inspection

The visit was made by Mine and Metals Appraiser Jorge Agudelo López, on July 30 and August 3-4, 2011, an active member of the National Association of Real Property in

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

Medellín (Lonjanal), affiliated to FEDELONJAS and the Colombian society of appraisers, duly registered with the Superintendents of Industry and Commerce.

1.7 Transport

Transportation to the Township of Salsipuedes is overland, service is provided by several companies in the region. In general, service to the urban district of Salsipuedes qualifies as regular.

1.8 Logistics

Coal can be transported from the mine to a Collection Center and hence in semi-trucks to the port of La Dorada, where it can be transported by land or embarked on waterway barges or slabs to the port of Barranquilla.

1.9 Public services.

The property does not have at the time any kind of public utilities.

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

2 TITLING

2.1 OWNER

The owner of the license is Petroleum Engineer Erasmo Almanza Latorre.

2.2 OBSERVED TITLES

The Contract Concession No. ILE-09551 signed on August 12, 2009, between Erasmo Almanza Latorre and Ingeominas was taken for observation.

Libertad y Orden

Instituto Colombiano de Geología y Minería
Ingeominas
República de Colombia

CONTRATO DE CONCESIÓN PARA LA EXPLORACIÓN – EXPLOTACION DE UN YACIMIENTO DE CARBÓN MINERAL Y DEMAS MINERALES CONCESIBLES, No. ILE-09551 CELEBRADO ENTRE EL INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA –INGEOMINAS-Y ERASMO ALFREDO ALMANZA LATORRE.

Entre los suscritos, **INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA INGEOMINAS**, establecimiento público del Orden Nacional, con personería jurídica, autonomía administrativa y patrimonio independiente, adscrito al Ministerio de Minas y Energía, representado en este acto por su Director de Servicio Minero **ADOLFO ENRIQUE ALVAREZ GONZALEZ**, identificado con la Cédula de Ciudadanía No. **6.749.887** debidamente facultado para la celebración de este contrato, de conformidad con el Decreto No. 252 de 2004, la Resolución No. 18 0074 del 27 de enero de 2004 emanada del Ministerio de Minas y Energía y la Resolución No. D-0447 del 14 de Noviembre del 2008 emanada del INGEOMINAS, en adelante llamada **LA CONCEDENTE** de una parte, y de la otra el señor **ERASMO ALFREDO ALMANZA LATORRE**, identificado con la cédula de ciudadanía No. **17079798**, quien en adelante se llamara **EL CONCESIONARIO**, acuerdan celebrar un contrato de concesión, con base en la facultad otorgada a LA CONCEDENTE en el artículo 317 del Código de Minas – Ley 685 de 2.001, y por la Resolución No. 18 0074 del 27 de enero de 2004, mediante la cual se delegaron unas funciones en INGEOMINAS, el cual se regirá por las siguientes cláusulas: **CLÁUSULA PRIMERA**.- Objeto. El presente contrato tiene por objeto la realización por parte de EL CONCESIONARIO de un proyecto de exploración técnica y explotación económica, de un yacimiento de **CARBÓN MINERAL Y DEMAS MINERALES CONCESIBLES** en el área total descrita en la cláusula segunda de este

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

2.3 LAND USES

According to the PBOT of Guaduas, the property belongs to an agriculture zone, in the scheme of territorial zoning by the municipality of Guaduas, enshrined in the part corresponding to the general planning standards dealing with homogeneous zones of the municipality, section III, corresponding to homogeneous areas to rural areas.

2.4 AGROLÓGIC CLASSIFICATION.

Wet, warm premise, good land in the valleys and regular to bad on the slopes, with the exception of some undulating stretches. There is livestock vocation, low stubble, native forest, little water (in terms of irrigation) with access roads.

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

3 TECHNICAL GEOLOGICAL STUDY

3.1 Final delimitation of the area of exploitation

Is given by Contract # ILE-09551, under the jurisdiction of the Township of Salsipuedes in the municipality of Guaduas, 5 km north of the municipal headquarter on the road from Guaduas to Guaduero. The total area is shown in the following table:

Libertad y Orden

Instituto Colombiano de Geologia y Mineria
Ingeominas
República de Colombia

presente contrato está comprendida por la siguiente alinderación, definida por puntos, rumbos, distancias y coordenadas:

DESCRIPCIÓN DEL P.A. CONFLUENCIA DE LAS QUEBRADAS BERMEJA Y SONADOR
PLANCHA IGAC DEL P.A. 208

ZONA DE ALINDERACIÓN No. 1 - ÁREA: 57,75632 HECTÁREAS

PUNTO	NORTE	ESTE	RUMBO	DISTANCIA
PA - 1	1059450.0	947350.0	NW 28° 13' 51.93"	1169.06 Mts
1 - 2	1060480.0	946797.0	SE 0° 0' 0.0"	480.0 Mts
2 - 3	1060000.0	946797.0	NE 90° 0' 0.0"	203.0 Mts
3 - 4	1060000.0	947000.0	SE 0° 0' 0.0"	2520.0 Mts
4 - 5	1057480.0	947000.0	NW 90° 0' 0.0"	225.0 Mts
5 - 6	1057480.0	946775.0	NE 0° 0' 0.0"	1970.0 Mts
6 - 7	1059450.0	946775.0	NE 0° 0' 0.0"	1030.0 Mts
7 - 1	1060480.0	946775.0	NE 90° 0' 0.0"	22.0 Mts

El área total antes descrita está ubicada en jurisdicción del Municipio **GUADUAS - CUNDINAMARCA** y comprende una extensión superficiaria total de **57,75632** hectáreas distribuidas en una (1) zona, la cual se representa gráficamente en el plano

The coverage is 57.7 hectares.[1]

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

3.2 Location of the mine

The 57 HA La Tabaquera (in yellow) and the 390 HA mine La Herradura (in Orange), are located to the West of the La Bermeja Ravine, crossing Rio Guaduero from N to S, with a linear extension of 2.5 km N-S direction and 2 km approximately, from E-W.

SV
Carbon aflorado
El Silencio
Q. Bermeja
El Gramalotal
Guaduas Coal Mining
El Palmar

Location of La Tabaquera Mine (in yellow) and the extension of the title (in Orange). The area of environmental impact considered is outlined in green.

The mine is reached by the road to Guaduas, it leads to Guaduero, via Dindal, diverting to the West on the road to vereda Salsipuedes and then a detour in regular condition leading to several farms in the region.

3.3 Physical Characteristics

Its shape is elongated but more or less constant in North South direction. Topography has flat areas but for the most part is variable slopes, averaging 50% overall.

The mine is not currently in operation. The property has nearby water births, known by the appraiser, however they must be respected and protected, in addition it has a ravine

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

with abundant channels and depressions that bring continuity to the surface. Erosion is not visible; there is natural drainage and surface stoniness.

3.3.1 Physiographic

Guaduas formation is widely distributed in the central part of the Cordillera Oriental in what has been called the Altiplano Cundiboyacense; an age of upper Maastrichtian to lower Paleocene according to palynological and paleontological[2] studies. It is a sedimentary sequence of approximately 1100 m thick (shoot 1992a) in the Checua-Lenguazaque Syncline, which has preferential direction towards the Northeast.

TRES_PASOS-1E

In general, the Guaduas formation coals have been characterized and classified according to physio-chemical, petro graphic parameters and industrial uses. On the other hand, palynological and stratigraphic tool is allowed to be used as a basis for the determination of environments of deposits of the unit. With regard to the coals, Sarmiento (1992a) raises four horizons of lateral coastal marshes responsible for organic accumulation in different parts of the sedimentary sequence.

Analysis of the Guaduas formation coals obtained are bituminous; classified from bituminous high volatile C, medium volatile bituminous reflectance, and bituminous high volatile B to low volatile bituminous ASTM D388-99 classification. Above is a three-dimensional model of the Guaduas formation, Salsipuedes sector [3].

3.3.2 Soils

They are typical of humid tropical climates but are generally of low fertility in the higher parts and quite fertile to medium in the valleys of the rivers and creeks in the area.

3.3.3 Climate

The predominant climate in the region is typically Equatorial and tropical with warm temperature throughout the year. The Villa of Guaduas is located to the Northwest of Cundinamarca 117 Km of Bogotá with a climate of 24 ° C.

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

Average annual climatic characteristics are:

Average Moisture 85%

Average Precipitation: 1985 mm

Average temperature: 24 ° C

Average altitude: 992 m above sea level

3.3.4 Hydrography

Basis of drainage in the area is the Magdalena River, which collects the waters of the different streams and rivers in the area. The presence of La Bermeja Creek that runs through the area to the North in direction South-North stands out in the specific area of the ILE-09551 license. Some small streams intermittently flow, with strengths in winter and almost dry in summer, into this Creek which then leads to the Rio Negro and finally to the Magdalena river.

The uses given to these waters are very diverse, ranging from agricultural and industrial use to water supply and drinking troughs for livestock farms.

3.3.5 Vegetation

The characteristic vegetation in the area is forest, grass, managed pastures, and stubble.

3.3.6 Socio-economic aspects

CAMPO GUADUAS
Sección Estratigráfica Generalizada
FUENTE
ALMACEN
SELLO
TERCIARIO
CRETACICO
MESA
HONDA
GUADUAS
CIMARRONA
UMIR (VILLETA)
LA LUNA
SIMITI
PAJA
GR. GIRON

The population in the area is relatively low and is concentrated in the nearby urban centers. Livestock and agricultural exploitation are the most significant activities of the municipality. The first is basically dedicated to livestock (cattle) and agriculture of various products. More recently exploitation mainly devoted to the extraction of oil. The road infrastructure is poor and in the winter land transit is rugged.

3.4 Regional geologic framework

3.4.1 Lithological units:

The bands of coal are qualitative and microscopically called "lithotypes", mainly used in identification and correlation of

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

bitumen in different places within the basin.

Guaduas formation coals are of a very faint banding compared with coals from other regions of the world; they are classified as humic coals based on the Diessel diagram (1965).

According to the distribution of lithotypes, in the sections of Sutatausa and Samacá durain predominates, originated as the result of the accumulation of oxidized organic matter particles including decomposed roots, tree branches, leaves, and organic detritus with small proportions of cuticles of leaves, spores and pollen. According to Falcon et al (1986) for the formation of durain, fluctuating pH and aerobic decomposition to subaeróbic conditions prevailed. This suggests that the peat initially was deposited in a topographic low and was susceptible to degradation in a flooded swamp; it requires

1050000
1070000
1090000
Medellín
La Dorada
RIO MAGDALENA
Sta. Marta
Puerto Salgar
FALLA CAMBRÁS
Cambrás
R. Negro
Sinclinal Guaduero
Guaduas
Guaduero
Falla Córdoba
Área 702
Falla Alto del Trigo
Córdoba
Sinclinal Córdoba
Área 702
Sinclinal San Pedro
Bogotá
Quebradanegra
Útica
Q. La Honda
Caparrapí
Villeta
Río Negro
Loma Alterón
FALLA LA SALINA
Bogotá
Nocaima
Nimaima
La Peña
La Palma
Río, quebrada
Carretera
Curva de nivel
Ferrocarril
Área carbonífera
Falla Inversa
Anticlinal
Sinclinal
Rumbo y buzamiento
Formación Seca
0
10 km
Escala Gráfica
INGEOMINAS
MINERCOL
L. T. Geoperforaciones y Minería Ltda.

wet conditions [4].

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

Geological Map of the Coal Area Guaduas-Caparrapí (modified by Acosta & Ulloa, 1997.)[5]

In the section of Guachetá, content of vitrinite is higher, the content of durain is high, and there is presence of clarain and fusain. According to Falcon et al (1986), this reflects conditions of low or fluctuating pH, anaerobic decomposition, and a high water table or flooded swamp.

The deposit environment manifests an optimal state of preservation of the peat bog in a protected basin.

3.4.2 Structures:

The main regional structural characteristics in the Guaduas formation are bearing faults. Some of these have more than 100 Km in length and can continue on aerial photographs by tens and sometimes hundreds of miles (Feininger et al, 1972).

The predominate direction is between N20 ° W and N20 ° E with very straight traces. Younger faults are the most outstanding topographic expression marked by deep canyons that can map easily in aerial photographs, but on the ground are less obvious (Feininger et al, 1972). According to the same author, near the area of study are the bearing faults, sorted according to their likely chronological order from oldest to the youngest.

3.5 Local geology

The following sites were visited and dug to confirm the local geology:

1. Site 1: Salsipuedes School-with an outcrop on the hill of more than 40 meters in height. Dug at the top of the Hill, in the middle, and at the base, finding outcrop of bitumen in the dig (see photographic record).
2. Site 2: Creek in the vicinity of a pipeline tube-this creek collapsed last winter, which is why there was no access to these outcrops in the ravine, however photos taken in the month of March, 2011 of the these outcrops were viewed. A photographic record of the collapse was registered.
3. Site 3: Farm of Mr. Rodriguez- The farm of Mr. Leonel Rodríguez, to the North of the concession was visited, outcrops were observed at the base of the hills, some creeks flowing towards La Bermeja.

3.5.1 Lithotypes

The bands of coal qualitatively and microscopically called "lithotypes" are mainly used in identification and correlation of bitumen in different places within the basin.

Guaduas formation coals are of a very faint banding compared with coals from other regions of the world, they are classified as humic coals based on an electric diagram (in Falcon et al. 1986).

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

According to the distribution of lithotypes (Fig. 7), in the sections of Sutatausa and Samacá, durain predominates, originated as the result of the accumulation of organic matter, oxidized particles; including decomposed roots, tree branches, leaves and organic detritus with small proportions of cuticles of leaves, spores and pollen.

Sinclinal de Guaduas
Falla de Honda
Falla de Cambao
Falla de Bituima

Guaduas formation geological survey map. ANH (National Agency of Hydrocarbons).

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

According to Falcon et al. (1986) the formation of durain prevailed due to the conditions of fluctuating pH and aerobic decomposition to subaeróbic (Fig. 8). This suggests that the peat initially was deposited in a topographic low and was susceptible to degradation in a flooded swamp, it requires moist conditions (Tasch, 1960, Taylor et al. 1998;) Mastalerz et al. (2000).

In the section of Guachetá, vitrinite content is higher but the content of durain is also high and there is presence of clarain and fusain (Fig. 7). According to Falcon et al. (1986), this reflects conditions of low or fluctuating pH, anaerobic decomposition, and a high water table or flooded swamp (Fig. 8).

Lenses and layers from fusain corroborate the humic coals of Guaduas formation type, they are found throughout the seams and its origin is related to wood trunks, that were subjects to fires or exposure and oxidation of the surface by extensive periods of time before being submerged (Falcon et al. 1986); it indicates a relatively low water table, high pH, aerobic decomposition (Fig. 8), and low rates of subsidence with shallow water cover (Tasch 1960, Falcon et al. 1986).

The Formation Facies of Coal, according to Diessel, interprets that the Guaduas formation coals were formed in swamps that were periodically flooded in the Sutatausa and Samacá section dominated by the conditions of dry forests interspersed with moist forests indicating marked variations in the water table and the section of Guachetá wet forests and dry forests. This could indicate that the section of Guachetá coals developed closer to the coastline.

3.5.1.1 Macerals

Generally the coals analyzed in Guaduas formation are dominated by macerals of the vitrinite Group (65.4%-83.8%), followed by the inertinite (8% - 25.8%) and the exinite with a percentage between 0% and 18.4%. The mineral substances (1.2%-15.2%) are mainly represented by pyrite and clay minerals.

3.5.1.2 The Vitrinite group.

The macerals and submacerals of this group can be seen as thick or thin bands of gelled substances filling cavities or by joining the other macerals; shades of gray are different in each of these constituents.

The high content of vitrinite is the product of the frequent saturation of water in the deposit where coal is formed, which in turn inhibits the oxidation of peat (Nowak & Nowak 1999). The precursors of vitrinite originate at the beginning of the process of turbification from humic plant accumulated under reducing conditions [6].

Detailing the types of vitrinite gives knowledge of the degree of preservation of tissues and changes in the physio-chemical conditions of sedimentation.

Analyzing the seams by sections found that the submacerals of the vitrinite group that dominant both in its vertical distribution within each section and horizontal (coal horizons) is the desmocollinite, except in the La Ciscuda section of the Sutatausa seam.

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The desmocollinite is derived from parenchymatous tissues of plants rich in cellulose that were destroyed by strong decomposition that occurs at the beginning of the formation of peat (ICCP 1975, 1998); Stach et al. 1982; in Jimenez et al. (1999).

The high proportions of desmocollinite are associated with gelation processes caused by a high pH toward the interface water-sediment.

You can also match a sedimentary environment that fosters under neutral and oxygenated freshwater degradation leading to the breakdown of the precursor material.

The telecollinite maceral that predominates in the La Ciscuda seam (Carboniferous Horizon 2), originates from woody tissue, stems, leaves and roots composed of cellulose and lignin from tree and herbaceous plants. A high percentage is attributed to quick burial, low pH, and less flood of peat, which leads to the preservation of large fragments of plants.

Cuprocollinite and vitrodetrinite (Fig. 10) are in very low proportions in the seams analyzed indicating degradation of plants in the form of detritus both gelled and not gelatinous.

3.5.1.3 The Inertinite group

The prevailing macerals of this group are the fusinite, semifusinite, micrinite, and in very low proportion inertodetrinite, while sclerotinite and macrinite are not contributed in the count.

The percentages are variable between the seams throughout the sections. The highest values in the carboniferous horizons were found in the seams of the Samacá section and the lowest in Guachetá, while the section of Sutatausa presents intermediate values. The high content of macerals of the inertinite group is probably the result of periods of desiccation or fires caused by an intermittent decrease in local water table.

These macerals are formed in a dry depositional environment and may represent periods of sub aerial exposure and prolonged weathering and/or deposition of relatively rapid peat.

3.5.1.4 Exinite or Liptinite Group

The macerals of this group present in the analyzed coals are mainly sporinite and cutinite, in very low proportion resinite and alginit; liptodetrinite is not present.

The low proportions of exinite in the analyzed seams indicate a destruction of liptinitic precursors of peat and a greater degree of gelation which does not allow its conservation and the influence of water marine and brackish water in the formation period.

3.5.1.5 Mineral substances.

This is also taken into account in the macerals count; it is noted by filled in empty spaces, replacing exinites or isolation. Although a detailed study of this component was not conducted, it was observed that it is composed of clay minerals and pyrite

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(framboidal and disseminated). The percentages of mineral matter in the sections are variable; the largest (15.2%) is in the section of Guachetá.

Composition and distribution of maceral concludes that analyzed coals were formed under reducing conditions, in a variable water table, caused by periods of dry and wet. In the Grande vain lower seam, Grande Superior vain, and deposit of Sutatausa section dominate the conditions that form the desmocollinite with periods that significantly decreases the water table, showing high values of inertinite, while the La Ciscuda seam originates under conditions in which the telecollinite prevails, also with periods of low water table or exhibition.

With respect to the coal horizons 1 and 3, the coals were formed under reducing conditions with a predominance of desmocolinite. In the Carboniferous Horizon 2, desmocollinite dominates the sections of Guachetá and Samacá, while in Sutatausa the Grande vain upper seam varies with respect to the La Ciscuda where the telecollinite prevails.

3.5.2 Microlithotypes

The associations and microscopic layers greater than 50μm thick may be composed of pure macerals (monomacerals), an association of two macerals (bimacerals) and set macerals to the three macerals groups (trimacerals); minerals found in greater than 20% in volume proportions are called Carbominerites.

3.5.2.1 Monomaceral Group.

In this group the microlithotype that dominates the studied coals is the vitrite, which is directly related to the high values of desmocollinite and telecollinite. The highest value found in the section of Guachetá Tesorito, where the highest percentage of vitrinite was obtained. The inertite is located in lesser proportion fluctuating in the coals of the three sections, while the liptite is non-existent in the majority of them.

3.5.2.2 Bimaceral Group.

This group is composed primarily of clarite in coals of the section of Sutatausa (7.8% - 51.4 per cent), while other sections do not exceed 15.8%. High values of vitrinerite are present in Guachetá (49.6%) and Samacá (55.6%); the diorite is found in very low proportion in the La Ciscuda deposit of the section of Sutatausa, Guachetá seams and the seams of the Tesorito sections and seam deposit of Samacá.

3.5.2.3 Trimaceral Group.

Within this group the highest values of duroclarite (Fig. 10, to) were obtained in the Ciscuda seam (11.93%) section of Sutatausa; 2.6% in the Guachetá section and 2% in the section of Samacá. The percentages of vitrinertoliptite and clarodurite in the three sections are too low, no more than 2.6%; the carbominerite is dominated by carbagilite and carbopirite.

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3.5.2.4 Composition of Microlithotypes and Macerals.

The diagram proposed by Hacquebard & Donaldson (1969), consists of four elements A, B, C and D (Fig. 13) located at the vertices of the triangles and grouped according to their affinity:

A = Microlithotypes related to subaqueous deposits with little oxidation.

B = Microlithotypes that indicate oxidation.

C = Microlithotypes related to tree swamps.

D = Microlithotypes which represent low water table and high oxidation.

This model suggests that the three tested sections of Guaduas formation coals have a predominance of microlithotypes with an affinity of tree swamps that surround facies of reservoir of dry and moist forests.

3.5.3 Petrographic Index

The Diessel diagram (1986), amended by Alves (1996) determined parameters GI – gelation index and ICC - index of preservation of tissues with the maceral composition.

3.5.3.1 Gelation Index - GI.

This expresses the relationship between gelatinous and oxidized components, reflecting the relative water table level (persistence of humid conditions) during the formation of peat.

3.5.3.2 Preservation of Tissues Index - ICC.

This essentially is the measure of the degree of destruction of tissues and the proportion of woody plants in the material that formed the original peat. It expresses the RADIUS between preserved organic components, mechanical and textural, and those that are not.

According to the studied coals of the Guaduas formation, they were deposited under limno-telmatic to telmatic conditions in a transgressive environment behind a barrier, which is consistent with the adjacent coal horizons stratigraphic succession.

High GI values, as in the case of the seams of the Guachetá section, presented little inertinite, being characteristic of sea incursions and a high water table levels, causing a constant influx of waters rich in calcium into the swamps of coal and an acceleration in decomposition of organic matter (Marchioni 1994).

Low values of ICC reflected an increase in the humification of the precursors of vitrinite (Jimenez et al. 1999). The high percentage of desmocollinite may indicate an extensive transport of particles within the environments (Buillit et al. 2002).

Calder et al. (1991) (in Singh & Singh 2000) proposed rates (VI) – vegetation index and GWI – groundwater index with the maceral composition.

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3.5.3.3 Vegetation Index - VI

Determines the macerals contrasting of wooded affinity with the affinity of herbaceous and aquatic marginally distributed in peat bogs (Calder et al. 1991).

3.5.3.4 Groundwater Index - GWI.

This index provides the contrast of strongly gelatinous macerals with those that are not (Calder et al. 1991; in Jimenez et al. 1999), indicating the relative level of water in the peat bog or Marsh.

Peat bogs or swamps which gave origin to the Guaduas formation coals were formed under conditions both ombrotrophic (peel, domes or high marshes) and oligotrophic (rain water).

The low values of VI in the majority of the seams indicate a dominance of herbaceous plants, but in the seams of the Sutatausa section (La Ciscuda deposit) are values greater than 1 indicating a predominance of wooded plants that are influenced by mesotrophic conditions.

3.5.4 Ternary diagrams

Mukhopadhyay (1986) develops a ternary diagram based on the maceral association in the following way:

To = Vitrinite (telenite + collinite) + terrestrial Exinite

(indicated in general good preservation of original tissues)

B = Vitrodetrinite + Liptodetrinite + Gelocollinite

(defined more maceration, bacterial activity increasing the anoxication).

C = Inertinite (noted dry conditions).

Based on the analysis of this type of diagrams, it concludes that the precursor material of analyzed coals is forest swamp developed in an environment slightly oxic to anoxic with good preservation of tissues.

3.5.5 Sedimentary model of the seams of Guaduas formation coal

Guaduas formation coals represent characteristics of paralic environments (exposed to marine incursions), facies in telmatic conditions (terrestrial), and limnic (underwater), developed in ¨coastal lagoons¨ or depressions with a temporary or permanent exchanges with sea water that were protected from the sea by some sort of barrier.

In the analyzed coal seams from South to North within the coal horizons variations in vegetation in the swamp were observed:

Carboniferous Horizon 1 is predominantly dry forest, except in the Milagro seam or Tesorito seam in the section of Guachetá, found in moist forests close to the coastline and therefore most influenced by salt water.

The Carboniferous Horizon 2 was analyzed with two seams located at its bottom and top; towards the a swamp forest in the seam of the Samacá section was noted and dry

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forests in the corresponding sections of Guachetá and Samacá, while towards the top there is a domain of dry forests along the horizon, indicating strong oxygenation and frequent invasion in restricted marsh areas.

Carboniferous Horizon 3 takes place in low-lying coastal swamps ranging from swamp forest to dry forests characterized by a predominance of clay minerals in its mineral composition.

Guaduas syncline
Villeta Anticline
Cambao Fault
Cimarrona Fm.
Guaduas Field
Bituima Fault
Villeta Fm.
Hoyon Fm.
Km
0
1
2
3
4
Honda Fm.

3.5.6 Bitumen

We found 20 seams, of which are 7 are in the La Bermeja Ravine at at a distance of only 21 meters. The proximity of these seams make for relatively easy mining.

Outcropped seams have both thermal coals and coking coals present. Approximately 30% of the seams are of thermal coal and 70% of the seams appear to be medium and high quality coking coal.

3.5.7 Stratigraphic column

The outcrops of coal seams allow the composition of the stratigraphic column of Guaduas formation coals to be appreciated. The outcrops visited corresponding to Concession Contract No. ILE-09551, on 57 hectares, establishes that the seams appear in various places, especially in a small ravine 18 meters from a pipeline that runs through the area.

Other outcrops were visited nearby (behind the Salsipuedes School at the top, and at the bottom in the canyon of the La Bermeja Ravine, which shows the continuity of the seams in the Southwest direction to the North - East (about 5 ° to 10 ° East). These outcrops allow an open sky operation, which is more economical, but also has a high environmental impact.

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

SUTATAUSA
GUACHETÁ
SAMACÁ
Tsb
Tpc
S9
S8
S7
S6
S5
S4
S3
S2
S1
Paleoceno
Daniano
Maastrichtiano Superior
Formación Guaduas
Klg
H-1
H-2
H-3
H-4
1200
1000
800
600
400
200
0
-200
Veta Grande Inferior
Veta Grande Superior
Manto Cisquera o Depósito
Veta Bocatoma
Veta Piedra
La Ligada 2a
I a IV Eventos secuenciales
H-1 a H-4 Horizontes carboníferos

The dip is estimated at an angle of 35 ° in an East – West direction, which indicates that much of the coal (perhaps 80% of the deposit) must be exploited in medium to deep tunnels.

The perforations to be carried out, must have a minimum depth of 100 meters in the vicinity of the outcrops, and must be deeper (suggested drilling of 200 to 300 m) as you move away from the outcrops, westward.

3.6 La Tabaquera Mine

In different visits to La Tabaquera Mine, up to 20 outcropped seams were found with their corresponding minimum and maximum widths estimated by the professionals

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

present at the visit. It is possible that more coal seams are found as exploration at depth (perforations) is made.

The type of coal (thermal or coking) was determined at each of the possible coal seams and the volume was estimated in m^3, considering the average length and width of the concession.

As a result of the visit, it was clear that **a thorough geological survey is required**, with enough drill holes that will allow the estimate of the exact number of seams, the initial thickness and end of each one of them, the type of coal present, the amount of sterile dirt buried, the density of the coal, the dip of the layers, the local orientation of the formation, and other geological and mining data of interest.

It was proven with certainty that several faults pass through the geology of the area, which can lower or raise the amount of seams abruptly and completely change the conditions of exploitation. These faults should be established with in- depth geology.

The mining design must also establish what type of exploitation is the most favorable in the area, open sky exploitation or exploitation in tunnels. The abundant presence of hydrographic resources very close to the areas of exploitation, as well as the high slopes in the constituent mountains of Guaduas formation, should be taken into account.

Finally, a realization of a three-dimensional geological model that clearly establishes the actual location of the coal in the area is suggested.

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4 Mining Reserves and Mine Appraisal

Legislation and legal provisions referred to in the code of mines, states the subsoil is property of the nation, therefore is not subject to valuation.

However, it is possible to **assess the mining potential of the company** (rather than the nation or the subsoil), taking into account that it is owned through Petroleum Engineer Erasmo Almanza, granted mining title No. ILE-09551.

4.1 Market prices in situ

Domestic prices for the sale of extracted coal at craft level range between $20,000 Colombian Pesos (COP) and $30,000 COP "at the mines gate". These "artisanal" coals are used (even in Guaduas) by the locals as kitchen coal.

Prices for the same coal mined at the semi-industrial level can rise to $40,000 to $50,000 COP at "mine's gate". Many small-scale miners in Caparrapí, Lenguazaque, Ubaté, and other sectors of the same Guaduas formation, sell their coals of lowercase artisanal mining in small quantities (from 1,000 tons per month up to 30,000 tons per month) at these prices, which are considered in this study the market prices. None of the visited miners sold coal *in situ*, or in the place and state that lies in nature.

For purposes of the appraisal, it is estimated that the market price ***"in situ"* of thermal coal is of US$ 3/ton** averaged for the bitumen surface and depth; while the market price of coking coal ***"in situ"* is of US$ 9/ton** (also averaging in bitumen surface and depth).

4.2 Exploitable Potential of Mine

The Exploitable Potential (EP) of this concession has not been determined because the EP will be given by the Work Program (PTO) and mining design to be established (open pit or tunnel). However, for purposes of this assessment, it is estimated that the **Exploitable Potential will only be 70% of the reserves** calculated in this study.

4.3 Calculation of reserves

The width of the concession area averaged 238 m and the total length of the area was rounded at 2150 m, taking into consideration 20 seams with variable thickness from 0.2 m to 7.0 meters wide.

Thus the reserves have been estimated at a total of 13,073,935 m^3, which amounts to a total of **16,996,116 tons** (at a density of 1.3 ton/m)^3).

The outstanding features of the reserves that must be taken into account for the design of the mining plan are: the discontinuity and location of Carboniferous material that is of

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economic interest, the physio-chemical characteristics described in the corresponding apart from this report. The results are very representative of the existing potential of coal, and can guarantee the mining operation for several years.

4.4 Time of exploitation

The amount of coal in exploitation by day, month and year will be determined by the Work Program (PTO), the Environmental Impact Assessment (EIA), and the mining design. Also the exploitation technique will affect the amount mined periodically; with open pit more resources could be exploited, while tunnel exploitation will be less. For purposes of the present appraisal, an exploitation of 100,000 metric tons/month was estimated for a total of 1,200,000 tons per year.

Obviously, this operation will depend on the amount of capital available to invest in the mine, the type of exploitation, and the trends of the global coal market, the evolution of the price of oil and many other variables.

For its part, the license is valid for 27 years (3 of the 30 initial years have passed) and can be extended for another 30 years, so it does not take into consideration the legal term of exploitation.

If exploitation is done at 1.2 million mt/year, exploitable coal extraction could take less than 15 years.

4.5 Estimate of the value of reserves

According to the given prices and estimated amounts in reserve, the gross value of La Tabaquera Mine is US$ 70,230,825. By taking into account a maximum of 70% exploitablity, the **mining assessment would amount to US$ 49,161,578.**

4.6 Code of mines (law 685 of 2001).

The mining code in various articles gives ownership of the subsoil in favor of the State, it is only possible to appraise coal deposits susceptible ("saleable") or subject to usufruct by the owner of the license or concessionaire, during the time of the concession (30 years). These articles are as follows:

> ***Article 59. Property of Mining Resources.*** *The minerals of any class and location, recumbent in the soil or subsoil, in any natural physical state, are the exclusive property of the State, without regard to the ownership, possession or ownership of the corresponding land, are other public entities, individuals or communities or groups.*
>
> *The legal situations of individual, subjective and concrete from private property titles of mines perfected pursuant to the pre-existing laws remain safe.*
>
> ***Article 62. Inalienability and applicability****. State ownership of non-renewable natural resources is inalienable and imprescriptible. The right to explore and exploit them is only acquired through the granting of titles listed in article 14 of this code.*

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Estimate of Probable Reserves and Concessible Potential of Coal at La Tabaquera Mine

Any activity of prospecting, exploration, exploitation, or material possession of these resources, regardless of their age, duration or characteristics, will confer rights or any priority to acquire the mining title or to oppose proposals from third parties.

Article 72. Presumption of State Property. *The State-owned mineral resources recumbent in the ground of the public or private land or subsoil is legally presumed.*

Article 82** . **Discovered Deposits. *For all purposes of this code, means that a site has technically been discovered when, with the implementation of the principles, rules and methods of geology and mining engineering, has established the existence of a formation or deposit containing reserves tested for one or more minerals of economic interest.*

Article 13. Public Utility. The *development of article 58 of the Constitution, declared the mining industry was for public use and social interest in all its branches and phases. They may therefore decree in its favour, at the request of an interested party and by the procedures laid down in this code, the expropriation of land or immovable property and other rights constituted about them, if necessary for the exercise of efficient development.*

Consecrated expropriation in this article, in no case will proceed on goods purchased, built or designed by the beneficiaries of a mining title, its exploration or exploitation or the exercise of their respective rights-of-way.

Article 14. Mining Title*. The entry to enforce this code can only declare and prove the right to explore and exploit mines owned by the mining concession contract, duly granted and registered with the national mining register.*

Provisions of this article are safe from the licensing of exploration, permits or operating licenses, contracts for the exploitation and contracts concluded on areas of contribution, existing rights to enter into force this code. Legal situations of individuals, subjective and concrete from private property titles of mines perfected before the validity of this Statute also remain safe.

Article 34. Exclusion of mining zones. *Mining exploration and exploitation in areas declared and defined in accordance with existing regulations and protection and development of renewable natural resources or environment that, according to the legal provisions on the subject, expressly exclude them can't be done.*

The above-mentioned exclusion zones will be constituted in accordance with the provisions in force, as areas that make up the system of natural national parks, natural parks of a regional nature, and forest reserve areas. These areas that produce these effects must be geographically delimited by the environmental authority based on technical, social, and environmental studies with the collaboration of the mining authority in those areas of mining interest.

In order for mining to be excluded or restricted in the areas of protection and development of renewable natural resources or environment exploration and exploitation, the Act to declare should be expressly motivated in studies to determine the incompatibility or restriction in relation to mining activities.

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However, the mining authoritys prior administrative act, based on the environmental authority to order the removal of the required area, can authorize in the areas mentioned in this article, except parks, to anticipate a restricted mining activities or just certain extraction methods and systems that do not affect the objectives of the exclusion zone. To this end, the interest in the Concession Agreement must submit studies that demonstrate the compatibility of mining activities with those objectives.

4.7 Commercialization

National and global trade in coal is currently booming, both in the expansive characteristics of the Chinese market (is soaring every year), and the available world supply.

The price of oil has had a strong impact on the increase in the consumption of coal, because its increase in price pushes the increase in the use of coal as a substitute material of oil for the production of energy.

The appraiser has been informed that there are several potential buyers for coal from Guaduas, both for thermal coal coking coal. The quantities are only limited by the availability of the resource.

4.7.1 Logistics

The main problem with mining in Guaduas is logistics. Colombia does not have a railroad that could carry coal from Guaduas to a port of departure (in the Atlantic or the Pacific). A Central railroad (La Dorada-Santa Marta) is still in a study phase. The country, however, has a great fleet of ground transportation (though more expensive) and with oversized capability of absorbing the above-mentioned amounts of coal.

4.7.2 Transport

The directors of the mine have commented on the possible consideration of a port in La Dorada, so the coal could be briefly transported overland in 33 ton dump trucks from the mine to the port on the Magdalena river and hence transported on barges with tugs (setting Mississippi) to a port on the Atlantic coast.

4.7.3 Seaport

Another possible problem in the commercialization of the product is the latent lack of coal seaports in Colombia. The port of Santa Marta (20 feet draught) could provide a quota of about 30,000 tons per month at a low rate of load of 6000 ton/hour. Puerto Brisa has no quota, and neither does Prodeco. On the other hand, Puerto Bolivar, which has a rate of load of 16,000 ton/hour, is the principal coal port in Colombia, but there are doubts about the possibility of obtaining a quota for this port, given its high rate of actual use by several large coal miners (Cerrejón, Drummond, Glencore).

Thus, although there are several interested buyers, Guaduas coal producers must try to solve the logistics and port problem in the country (in conjunction with the Government, local authorities, mining agencies, the port, carriers, railways, etc.).

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4.8 Factors considered

Positive.

- Excellent prospects for commercialization of coal at the global level.
- High-quality coal.
- Ease of river transport.
- Connection to national road and then by rail to the ports on the Atlantic and the Pacific.
- The mine is located in the Center of the country.
- Property with sufficient avenues of access and in good state.
- Constant maintenance of access roads due to the proximity of the Bogotá-Vasconia pipeline routes.

Negative

- There are no perforations of the mine.
- There is not a deep geological study.
- There is not a mining Plan.
- It does not have an environmental license.
- Ownership of the surrounding land does not belong to the company.

4.9 Methodology

The process of valuation has been as follows:

- Estimate of the Concessible time: 27 years.
- Estimate of the maximum time of exploitation to be considered: 60 years.
- Measurement of the thickness of the outcropped seams (from 20 cm to 7 m).
- Amount of outcropped seams found in the area (20 seams).
- Estimate of the present value of one ton of coal in situ. (US$ 3-Thermal, $ 9 Coking)
- Determination of the percentage of extractable mineral (exploitable potential): 70%
- Total possible exploitation: 16,996,116 tons
- Estimate of the value of the mine: US$ 49, 161,578.

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4.10 Notes

• According to paragraph 7 of article 2 of the 422 Decree of March 08, 2000, and with article 19 of the 24 June 1420 Decree, issued by the Ministry of economic development, the present assessment is valid for one (1) year from the date of issuance of this report, provided that the extrinsic and intrinsic conditions that may affect the value to be kept

• In no case can the appraisers ensure that the appraisal meets expectations, purposes or objectives of the applicant or the owner of the property, especially with the negotiability of the same, approval or granting of credits or receipt as collateral.

• Expert has conducted an objective judgment of this assessment and has no interest in any transaction that may occur.

• The valuation does not consider aspects of legal system of any kind, such as graduation, active or passive easements and in general legal matters, except when who requested the assessment reported specifically that situation be considered therein.

• Concepts are seen as advice or opinion and does not undertake the responsibility of who issued, nor are they binding or execution. Article 25 - Administrative disputes code.

• This assessment complies with international standards of accounting for financial statements - standard IVSC-3.

• Only authorizes the use of this valuation for accounting purposes.

Mining and Metals Engineer JORGE HERNANDO AGUDELO LOPEZ

C.C. 70.105.883 of Medellín

---

[1] ILE-09551 concession contract signed on August 12, 2009 between Ingeominas and Erasmus Almanza.

[2] Van Der Hammen; Porta 1974; Sarmiento 1992b.

[3] Perforation map from GHK (now Pacific Rubiales) consulted at the ANH (National Agency of Hydrocarbons).

[4] Tasch, 1960, Taylor et al. 1998; Mastalerz et al. 2000

[5] I.T. Geoperforaciones and Ltda. mining map Minercol. Consulted at ANH.

[6] Cohen & Spackman (1980); Cohen & Andrejko (1984) and Corvinos & Cohen (1985) (in Nowak & Nowak 1999;) Taylor Et to the. (1998)

Engineer of Mines and Metallurgy, JORGE AGUDELO LOPEZ- RNA 0721 8159 Page 28

AGREEMENT AND PLAN OF REORGANIZATION VSUS TECHNOLOGIES INC.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers or representatives and entered into as of the date first above written.

ATTEST:

____

VSUS TECHNOLOGIES, INC.

By: _______________ date 2/14/11
Name: Kyle L. Gotshalk
Title: President

ATTEST:

____

Erasmo Alfredo Almanza Latorre

By: Erasmo Almanza date _______
Name: Erasmo Almanza
Title: Owner of Mine La Tabaquera

ATTEST:

____

Miguel Antorio Centanaro Meza

By: _______________ date 18-01-2011
Name: Miguel Centanaro
Title: Consultant

16 of 17

EAL

NEW COLOMBIA RESOURCES, INC.
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") entered into as of this 1st day of April, 2015 between NEW COLOMBIA RESOURCES, INC., a public company trading on the OTC Exchange under the symbol (NEWC), a Delaware Corporation with its principal place of business located at 251 174th Street # 816, Sunny Isles Beach, FL 33160 (the "Company") and John Campo (the "Executive").

WHEREAS, the Company has strong and legitimate business interests in preserving and protecting its investment in the Executive, its trade secrets and Confidential Information, and its substantial relationships with vendors, and Customers, as defined, actual and prospective; and

WHEREAS, the Company desires to preserve and protect its legitimate business interests further by restricting competitive activities of the Executive during the term of this Agreement and following (for a reasonable time) termination of this Agreement; and

WHEREAS, the Company desires to employ the Executive and to ensure the continued availability to the Company of the Executive's services, and the Executive is willing to accept such employment and render such services, all upon and subject to the terms and conditions contained in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, and intending to be legally bound, the Company and the Executive agree as follows:

1. Representations and Warranties. The Executive hereby represents and warrants to the Company that he (i) is not subject to any written nonsolicitation or noncompetition agreement affecting his employment with the Company (other than any prior agreement with the Company), (ii) is not subject to any written confidentiality or nonuse/nondisclosure agreement affecting his employment with the Company (other than any prior agreement with the Company), and (iii) has brought to the Company no trade secrets, confidential business information, documents, or other personal property of a prior employer.

2. Term of Employment.

(a) Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company for a period commencing on the date of this Agreement and ending three years from, March 2018.

(b) Automatic Extension. Beginning on the 3rd anniversary of the date of this Agreement and continuing every third anniversary thereafter (the "Extension Date"), this Agreement shall be automatically extended for an additional term of three years unless either party notifies the other in writing more than 90 days prior to the Extension Date that this Agreement is no longer to be extended.

(c) Continuing Effect. Notwithstanding any termination of this Agreement except for termination under Section 6(b), at the end of the Term or otherwise, the provisions of Sections 7 and 8 shall remain in full force and effect and the provisions of Section 8 shall be binding upon the legal representatives, successors and assigns of the Executive.

3. Duties.

(a) General Duties. The Executive shall serve on the Board, and as the President of the Company (New Colombia Resources, Inc.) with duties and responsibilities that are customary for such executives. The Executive shall also perform services for such subsidiaries as may be necessary. The Executive shall use his/her best efforts to perform his duties and discharge his responsibilities pursuant to this Agreement competently, carefully and faithfully in determining whether or not the Executive has used thier best efforts hereunder, the Executive's and the Company's delegation of authority and all surrounding circumstances shall be taken into account and the best efforts of the Executive shall not be judged solely on the Company's earnings or other results of the Executive's performance.

(b) Devotion of Time. The Executive shall devote such time, attention and energies during normal business hours (exclusive of periods of sickness and disability and of such normal holiday and vacation periods as have been established by the Company) to the affairs of the Company as necessary to completely and adequately perform his duties. The Executive discloses and the Company acknowledges the following business venture that the Executive is involved with and may devote time to as the compensated Chairman, spokesperson or consultant:

Sannabis SAS
Any subsidiary of NEWC
Charm City Consulting LLC

The Company agrees that the Executive may devote time to these business ventures so long as he continues to completely and adequately perform his duties pursuant to this Agreement. The Executive shall not enter the employment with another company, or in any way perform any services with or without compensation to, any other persons, business or organization without the prior consent of the board of directors of the Company except for the Companies listed above or as a spokesperson. In addition, the Executive shall be permitted to devote a limited amount of his time, without compensation, to professional, charitable or similar organizations.

(c) Location of Office. The Executive's principal business office shall be at the Company's Florida corporate offices, or such other location designated.

However, the Executive's job responsibilities shall include all business travel necessary to the performance of his job.

(d) Adherence to Inside Information Policies. The Executive acknowledges that the Company is publicly-held and, as a result, has implemented inside information policies designed to preclude its executives and those of its subsidiaries from violating the federal securities laws by trading on material, non-public information or passing such information on to others in breach of any duty owed to the Company its parent or any third party. The Executive shall promptly execute any agreements generally distributed by the Company to its employees requiring such employees to abide by its inside information policies.

4. Compensation and Expenses.

(a) Salary. For the services of the Executive to be rendered under this Agreement, the Company shall pay the Executive an annual salary of $100,000.00 (the Base Salary"), broken into 12 installments payable on the 1st of every month starting on April 1st , 2015. This base salary shall be increased to industry market standards upon the completion of any acquisition made by NEWC. The Executive will also be paid his salary or equivalent of the base salary in stock for his Board and Executive position for the past years of unpaid salary from March 2012 through March 2015, if the Company does not have the funds to pay Executive monthly salary, Company shall issue shares equal to Executive monthly accrued base salary at the end of each quarter. Shares will carry rule 144 restrictions. The Base Salary shall also be increased each year by an amount equal to the cost of living increase based upon the Consumer Price Index calculated upon the commencement of each year of the Agreement using the prior month as the measuring month published by the Bureau of Labor Statistics (or similar successor index. The Consumer Price Index increase calculation shall be calculated as follows:

Commencing with the one year anniversary of the commencement of the term and the beginning of each year thereafter during the term of this Agreement, the Executive's annual salary shall be adjusted in accordance with the Consumer Price Index, all Urban Consumers issued by the Bureau of Labor Statistics of the U.S. Department of Labor using the years 1982-84 as a base of 100 (the "Index"). At the commencement of the second year, and of each year thereafter, the Executive's adjusted Base Salary shall be multiplied each year by a fraction, the numerator of which shall be the published Index number for the month preceding the commencement of the new year, i.e., February 2010, and the denominator of which shall be the published Index number for the month of January 2010. The resulting increase to the Executive's Base Salary shall be added to the prior year's Base Salary and become a part thereof for the current year. In the event that the Index herein referred to ceases to be published during the term of this Agreement, or if a substantial change is made in the method of establishing such index, then the determination of the adjustment in the Executive's compensation shall be made with the use of such conversion factor, formula or table as may be published by the Bureau of Labor Statistics, or if none is available, the parties shall accept comparable statistics on the cost of living in the United States as shall then be computed and published by an agency of the United States, or if not by a respected financial periodical selected by the Company.

(b) Incentive Bonus. The Executive shall receive no incentive bonus.

(c) Signing Bonus – The Executive shall be issued 1,500,000 shares of Common Stock of NEWC (OTC: NEWC) at a per share price of $0.01 per share, with 1,500,000 shares issued at signing of this agreement. The shares issued shall carry rule 144 restriction and have no costs to Executive.

(c) Discretionary Bonus. The Executive shall be eligible to receive an annual bonus in an amount to be determined by the board of directors based on any criteria or factors the board of directors deems appropriate with each new company acquisition that the Executive consummates and with sales volume increases.

(d) Warrant Grants. The Executive shall receive warrants of 5,000,000 shares of common stock at $0.10 per share. The warrants shall vest quarterly over a three year period in equal quarterly increments each January 1st, April 1st, July 1st and October 1st beginning on October 1st 2010.

(e) Expenses. In addition to any compensation received pursuant to Section 4(a) and (b), the Company will reimburse or advance funds to the Executive for all reasonable travel, meals and entertainment, phone, past exepenses, office and miscellaneous expenses incurred in connection with the performance of his duties under this Agreement, provided that the Executive properly provides a written accounting of such expenses to the Company in accordance with the Company's practices. Such reimbursement or advances will be made in accordance with policies and procedures of the Company in effect from time to time relating to reimbursement of or advances to Executive officers.

5. Benefits.

(a) Vacation and Sick Leave. For each 12-month period during the Term, the Executive shall be entitled to five weeks of vacation without loss of compensation or other benefits to which he is entitled under this Agreement, to be taken at such times as the Executive may select and the affairs of the Company may permit. The Executive shall be entitled to sick leave each year.

(b) Employee Benefit Programs. The Employee is entitled to participate in any pension, 401(k), insurance or other employee benefit plan that is maintained by the Company for its executives, including programs of life and medical insurance and reimbursement of membership fees in professional organizations.

(c) Insurance. The Employee is entitled to family health plan.

(d) Automobile. To be determined, however, the Employee is entitled to gas and vehicle maintenance for his personal automobile being used for business purposes.

6. Termination.

(a) Death or Disability. Except as otherwise provided in this Agreement, it shall automatically terminate without act by any party upon the death, or disability of the Executive. For purposes of this Section 6(a), "disability" shall mean that for a period of 45 consecutive days or 90 aggregate days in any 12-month period, the Executive is incapable of substantially fulfilling the duties set forth in Section 3 because of physical, mental or emotional incapacity resulting from injury, sickness or disease. In the event of death of the Executive, the Executive's estate shall receive any unpaid, earned compensation due the Executive and this Agreement shall terminate.

(b) Termination for Cause. The Company may terminate the Executive's employment pursuant to the terms of this Agreement at any time for Cause (as defined below) by giving written notice of termination. Such termination shall become effective upon the giving of such notice. Upon any such termination for Cause, the Executive shall have no right to compensation, or reimbursement under Section 4, or to participate in any Executive benefit programs under Section 5, except as provided by law, for any period subsequent to the effective date of termination. For purposes of this Section 6(b), "Cause" shall mean: (i)the Executive is convicted of a felony which is related to the Executive's employment or the business of the Company; (ii) the Executive, in carrying out his duties hereunder, has been found in a civil action to have committed gross negligence or intentional misconduct resulting, in either case, in material harm to the Company; or (iii) the Executive has been found in a civil action to have materially breached any provision of Section 6 or Section 7 and to have caused material harm to the Company. The term "found in a civil action" shall not apply until all appeals permissible under the applicable rules of procedure or statutes have been determined and no further appeals are permissible.

(c) Special Termination. In the event that (i) the Executive, with or without change in title or formal corporate action, shall no longer exercise all of the duties and responsibilities and shall no longer possess substantially all the authority set forth in Section 3; (ii) the Company materially breaches this Agreement or the performance of its duties and obligations hereunder; or (iii) any entity or person not now an executive officer or director of the Company becomes either individually or as part of a group the beneficial owner of 30% or more of the Company's common stock except as part of the Merger, the Executive, by written notice to the Company, may elect to deem the Executive's employment hereunder to have been terminated by the Company without cause, in which event the Executive shall be entitled at the time of termination to compensation equal to an amount of three years Base Salary under this Agreement and benefits payable pursuant to Section 5 herein for such three-year period and all of Executive's remaining unvested options, if any, shall vest immediately upon such termination. This section does not include the Executive's listed Companies.

7. Non-Disclosure of Confidential Information.

(a) Confidential Information. Confidential Information includes, but is not limited to, trade secrets as defined by the common law and statute in California or any future California statute, processes, policies, procedures, techniques, designs, drawings, know-how, show-how, technical information, specifications, computer software and source code, information and data relating to the development, research, testing, costs, marketing and uses of the services provided by the Company during the term of this Agreement, the Company's budgets and strategic plans, and the identity and special needs of Customers , databases, data, all technology relating to the Company's businesses, systems, methods of operation, client or Customer lists, Customer information, solicitation leads, marketing and advertising materials, methods and manuals and forms, all of which pertain to the activities or operations of the Company, names, home addresses and all telephone numbers and e-mail addresses of the Company's executives, former executives, clients and former clients. In addition, Confidential Information also includes Customers and the identity of and telephone numbers, e-mail addresses and other addresses of executives or agents of Customers (each a "Contact Person") who are the persons with whom the Company's executives and agents communicate in the ordinary course of business. Confidential Information also includes, without limitation, Confidential Information received from the Company's subsidiaries and affiliates. For purposes of this Agreement, the following will not constitute Confidential Information (i) information which is or subsequently becomes generally available to the public through no act of the Executive, (ii) information set forth in the written records of the Executive prior to disclosure to the Executive by or on behalf of the Company which information is given to the Company in writing as of or prior to the date of this Agreement, and (iii) information which is lawfully obtained by the Executive in writing from a third party (excluding any affiliates of the Executive) who did not acquire such confidential information or trade secret, directly or indirectly, from Executive or the Company.

(b) Legitimate Business Interests. The Executive recognizes that the Company has legitimate business interests to protect and as a consequence, the Executive agrees to the restrictions contained in this Agreement because they further the Company's legitimate business interests. These legitimate business interests include, but are not limited to (i) trade secrets as defined in Section 8(b), (ii) valuable confidential business or professional information that otherwise does not qualify as trade secrets including all Confidential Information; (iii) substantial relationships with specific prospective or existing Customers or clients; (iv) customer or client goodwill associated with the Company's business; and (v) specialized training relating to the Company's technology, methods and procedures.

(c) Confidentiality. For a period of two years following termination of employment, the Confidential Information shall be held by the Executive in the strictest confidence and shall not, without the prior written consent of the Company, be disclosed to any person other than in connection with the Executive's employment by the Company. The Executive further acknowledges that such Confidential Information as is acquired and used by the Company or its affiliates is a special, valuable and unique asset. The Executive shall exercise all due and diligence precautions to protect the integrity of the Company's Confidential Information and to keep it confidential whether it is in written form, on electronic media or oral. The Executive shall not copy any Confidential Information except to the extent necessary to his employment nor remove any Confidential Information or copies thereof from the Company's premises except to the extent necessary to his employment and then only with the authorization of an officer of the Company. All records, files, materials and other Confidential Information obtained by the Executive in the course of his employment with the Company are confidential and proprietary and shall remain the exclusive property of the Company or its customers, as the case may be. The Executive shall not, except in connection with and as required by his performance of his duties under this Agreement, for any reason use for his own benefit or the benefit of any person or entity with which he may be associated or disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever without the prior written consent of an Executive officer of the Company (excluding the Executive, if applicable).

8. Equitable Relief.

(a) The Company and the Executive recognize that the services to be rendered under this Agreement by the Executive are special, unique and of extraordinary character, and that in the event of the breach by the Executive of the terms and conditions of this Agreement or if the Executive, without the prior consent of the board of directors of the Company, shall leave his employment for any reason and take any action in violation of Section 7 or Section 8, the Company shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction referred to in Section 9(b) below, to enjoin the Executive from breaching the provisions of Section 7 or Section 8. In such action, the Company shall not be required to plead or prove irreparable harm or lack of an adequate remedy at law or post a bond or any security.

(b) Any action must be commenced in Miami Dade County, FL. The Executive and the Company irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and agree to take any and all future action necessary to submit to the jurisdiction of such courts. The Executive and the Company irrevocably waive any objection that they now have or hereafter irrevocably waive any objection that they now have or hereafter may have to the laying of venue of any suit, action or proceeding brought in any such court and further irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Final judgment against the Executive or the Company in any such suit shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any liability of the Executive or the Company therein described, or by appropriate proceedings under any applicable treaty or otherwise.

9. Indebtedness. If, during the course of the Executive's employment under this Agreement, the Executive becomes indebted to the Company for any reason, the Company may, if it so elects, set off any sum due to the Company from the Executive and collect any remaining balance from the Executive unless the Executive has entered into a written agreement with the Company.

10. Assignability. The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company, provided that such successor or assign shall acquire all or substantially all of the securities or assets and business of the Company. The Executive's obligations hereunder may not be assigned or alienated and any attempt to do so by the Executive will be void.

11. Severability.

(a) The Executive expressly agrees that the character, duration and geographical scope of the non-competition provisions set forth in this Agreement are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by a court of competent jurisdiction that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Executive and the Company that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the Executive's conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because taken together they are more extensive than necessary to assure to the Company the intended benefits of this Agreement, it is expressly understood and agreed by the parties hereto that the provisions of this Agreement that, if eliminated, would permit the remaining separate provisions to be enforced in such proceeding shall be deemed eliminated, for the purposes of such proceeding, from this Agreement.

(b) If any provision of this Agreement otherwise is deemed to be invalid or unenforceable or is prohibited by the laws of the state or jurisdiction where it is to be performed, this Agreement shall be considered divisible as to such provision and such provision shall be inoperative in such state or jurisdiction and shall not be part of the consideration moving from either of the parties to the other. The remaining provisions of this Agreement shall be valid and binding and of like effect as though such provision were not included.

12. Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar receipted delivery or by facsimile delivery, as follows:

To the Company:	NEW COLOMBIA RESOURCES, INC.
With a Copy to:	
To the Executive:	JOHN CAMPO

to such other address as either of them, by notice to the other may designate from time to time. The transmission confirmation receipt from the sender's facsimile machine shall be evidence of successful facsimile delivery. Time shall be counted to, or from, as the case may be, the delivery in person or by mailing.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual or facsimile signature.

14. Attorney's Fees. In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding is commenced to enforce the provisions of this Agreement, the prevailing party shall be entitled to a reasonable attorney's fee, costs and expenses.

15. Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of California without regard to choice of law considerations.

16. Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

17. Additional Documents. The parties hereto shall execute such additional instruments as may be reasonably required by their counsel in order to carry out the purpose and intent of this Agreement and to fulfill the obligations of the parties hereunder.

18. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19. Arbitration. Except for a claim for equitable relief, any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in Miami Dade County, Florida (unless the parties agree in writing to a different location), before three arbitrators in accordance with the rules of the American Arbitration Association then in effect. In any such arbitration proceeding the parties agree to provide all discovery deemed necessary by the arbitrators. The decision and award made by the arbitrators shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first above written.

New Colombia Resources, Inc.-

By: ______________________________ date: 3/1/2015
President
John Campo

Executive/Witness

By: ______________________________ date: 3/1/2015

15. Governing Law. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided therein or performance shall be governed or interpreted according to the internal laws of the State of California without regard to choice of law considerations.

16. Entire Agreement. This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

17. Additional Documents. The parties hereto shall execute such additional instruments as may be reasonably required by their counsel in order to carry out the purpose and intent of this Agreement and to fulfill the obligations of the parties hereunder.

18. Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

19. Arbitration. Except for a claim for equitable relief, any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in Miami Dade County, Florida (unless the parties agree in writing to a different location), before three arbitrators in accordance with the rules of the American Arbitration Association then in effect. In any such arbitration proceeding the parties agree to provide all discovery deemed necessary by the arbitrators. The decision and award made by the arbitrators shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date and year first above written.

New Colombia Resources, Inc.-

By: ______________________ date: 3/1/2015
President
John Campo

Executive/Witness

By: ______________________ date: 3/1/2015